U.S. Securities and Exchange Commission

                             Washington, D.C. 20549



                               Amendment No. 1 to
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                           FOR SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934



                             PETMEDEXPRESS.COM, INC.

                 (Name of Small Business Issuer in its charter)




            Florida                                       65-0680967
  (State or other jurisdiction of           (I.R.S. Employer Identification No.)
  incorporation or organization)



1440 SW 29 Avenue
Pompano Beach, FL                                             33069
(Address of principal executive offices)                      (Zip Code)


Registrant's telephone number, including area code:           (954) 979-5995

Securities to be registered pursuant to 12(b) of the Act:     None

Securities to be registered pursuant to 12(g) of the Act:     Common Stock $.001
                                                              par value
                                                              (Title of Class)



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                                 Page 1 of __ pages
                            Exhibit Index begin page __

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TABLE OF CONTENTS
                                                                                                           Page No.
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
PART I

Item 1.  Business ............................................................................................... 1

Item 2.  Management's Discussion and Analysis or
         Plan of Operation.......................................................................................15

Item 3.  Description of Property.................................................................................22

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management...................................................................................22

Item 5.  Directors, Executive Officers, Promoters and Control Persons............................................25

Item 6.  Executive Compensation..................................................................................28

Item 7.  Certain Relationships and Related Transactions..........................................................32

Item 8.  Description of Securities...............................................................................33

PART II

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters.............................................................37

Item 2.  Legal Proceedings.......................................................................................38

Item 3.  Changes in and Disagreements with Accountants...........................................................40

Item 4.  Recent Sales of Unregistered Securities.................................................................40

Item 5.  Indemnification of Directors and Officers...............................................................42

PART F/S

         Financial Statements..............................................................................F-1-F-23

PART III

Item 1.  Index to Exhibits.......................................................................................43


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A SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS


         This discussion in this registration statement regarding PetMedExpress and its business and operations contains "forward-looking statements." These forward-looking statements use words such as "believes," "intends," "expects," "may," "will," "should," "plan," "projected," "contemplates," "anticipates," or similar statements. These statements are based on PetMedExpress= beliefs, as well as assumptions it has used based upon information currently available to it. Because these statements reflect PetMedExpress= current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. A reader, whether investing in PetMedExpress= securities or not, should not attribute undue certainty on these forward-looking statements, which apply only as of the date of this registration statement.


INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  BUSINESS.


Overview

         PetMedExpress is a leading multi-channel retailer of prescription and non-prescription pet medications and related pet products for dogs and cats. We offer consumers a significant cost savings and the convenience of purchasing pet products either from our catalog or through our web site.

         We were incorporated in the state of Florida in January 1996. From inception until approximately August 1996, our operations consisted mostly of start-up activities which included the development and refinement of a business plan, and beginning the process of obtaining the necessary licenses and permits to dispense prescription medications. We began our operations in September 1996, and in the fall of 1997 we issued our first catalog, which displayed approximately 1,200 items which were prescription and non-prescription pet medications, as well as pet accessories and health supplements. We have now expanded our product line to approximately 2,400 of the most popular pet items for dogs and cats.

         Our common stock is traded on the over the counter market on the OTC Bulletin Board ("OTCBB") under the symbol "PETS". We are not a "fully reporting company" as this term relates to the periodic reporting to the Securities and Exchange Commission ("SEC") on forms 10-K, 10-Q, 8-K, etc., but we intend to become "fully reporting" upon the clearance of this Form 10-SB Registration Statement with the SEC. Our deadline, as imposed by the National Association of Securities Dealers, Inc. ("NASD"), to become "fully reporting" is March 8, 2000. If we are unable to meet this deadline our common stock will no longer be traded on the OTCBB. This would reduce the tradeability of our common stock, and would probably have a negative impact on its per share price. We can give no



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assurances that our Form 10-SB Registration Statement will be declared effective by the SEC prior to our March 8, 2000 deadline. If we do miss our NASD deadline for becoming a "fully reporting company", we cannot predict the ultimate impact on the trading price of our common stock.

         The terms "PetMedExpress," "we," "our," and "us" refer to PetMedExpress.com, Inc. and our wholly-owned subsidiary, Southeastern Veterinary Exports, Inc. The information contained on our web site is not part of this registration statement.


An Overview of Our Industry


         The pet products industry is a large and growing market. According to the American Pet Products Manufacturers Association (APPMA), U.S. consumer spending on pet products and services was approximately $23 billion in 1998, and is estimated to grow to approximately $29 billion by 2001. Pets have become an increasingly important part of U.S. households. The 1999 APPMA National Pet Owners Survey found that in 1998 approximately 61% of all U.S. households owned a pet, and of those households more than five out of 10 owned a dog or a cat.

         Store-based pet supply retailers have traditionally served the pet product market in the United States; however, such retailers have not traditionally sold prescription and non-prescription medications. These retailers include superstores such as Petco Animal Supplies, Inc. and PetsMart, Inc., grocery store retailers such as the Kroger Company and Safeway, Inc., mass market retailers such as Wal Mart Stores, Inc. and Kmart Corporation, and smaller, independent specialty pet products stores. Likewise, veterinarians have historically controlled the distribution of prescription and non-prescription pet medications.


         While in the aggregate these channels provide consumers with a wide selection of pet related products, and access to prescription and non-prescription medications, we believe these traditional distribution channels have the following limitations:


         TRADITIONAL PET PRODUCT RETAILERS DO NOT SELL PRESCRIPTION AND NON PRESCRIPTION MEDICATIONS. PetMedExpress was founded, in part, to provide pet owners with an alternative source for pet medication. The introduction of easy to use, highly effective heartworm medications and flea and tick products has broadened the category from pet medications used to treat isolated or specific illnesses. Pet owners are now also regularly purchasing pet medications such as Advantage(R) and Frontline(R) for flea and tick control, and Heartgard (R) for protection against heartworms.



         Historically, veterinarians have been the almost exclusive source for pet owners to purchase prescription and non-prescription pet medications, including flea and tick control products. Pet retailers, such as Petco Animal Supplies, Inc., PetsMart, Inc. and Pets.com, Inc., do not sell prescription and non-prescription pet medications. There is virtually no competition among veterinarians, which results in higher prices to consumers. We believe

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we offer dog and cat owners an attractive alternative source for pet medications at competitive prices.

         LIMITED GEOGRAPHIC COVERAGE. The few pet retailers who do tend to offer a broader selection of products either operate on a regional basis or only in metropolitan areas. This leaves a significant percentage of the U.S. population without easy access to all of the products they need for their pets. Opening additional stores would require substantial investments in real estate and inventory, as well as in trained personnel, for these chain stores. The high cost of opening and maintaining additional stores further limits the ability of retailers to serve geographic areas that are not densely populated. We offer dog and cat owners nationwide the convenience of shopping at home, ease of ordering and reordering by phone or the Internet, and rapid home delivery.

         LACK OF ONE-STOP SHOPPING FOR PET PRODUCTS. The pet products retail market is fragmented, generally requiring consumers to shop at multiple outlets to find everything they need for their pets. For example, superstore retailers, grocery stores and mass market retailers tend to carry a deep selection of well known brand name pet products from leading vendors, but have fewer specialty products. Specialty pet stores instead tend to carry a broader selection of specialty products from smaller vendors, but usually have a limited selection of the more well known brand name products. This lack of one-stop shopping also applies to other online retailers who have chosen to duplicate the traditional retail model in terms of selection and are offering a subset of a superstore product mix. Because we sell prescription and non-prescription pet medications as well as pet products, we believe we offer the broadest product selection, of any of our competitors.


Our Business Strategy

         Our objective is to become the world=s leading retailer of prescription and non-prescription pet medications and related pet products. The key components of our strategy include:



         * INCREASING AWARENESS OF THE PETMEDEXPRESS BRAND NAME. We believe that by continuing to increase the awareness of pet owners of the cost benefits of purchasing prescription and non-prescription pet medications from us, we will be able to increase our brand awareness. Our marketing strategy is designed to attract customers most likely to shop by either catalog or online, and we have historically used a combination of television and direct marketing to market our products. Since we began our operations, we have continued to increase the amount of funds spent on advertising. For the fiscal years ended March 31, 1997, 1998 and 1999, we spent $36,202, $307,380 and $867,160 on advertising expenses, and for the nine months ended December 31, 1999 we spent $1,141,328. We anticipate that we will continue to spend an amount comparable to the current levels on advertising expenses in the future. We cannot, however, estimate at this time the exact amounts that we will devote to advertising in the future as we are presently dependent upon cash flow from operations to provide these funds. If we are unable to continue to


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devote amounts comparable to the current levels to advertising expenses in the future, our ability to increase our brand awareness will be adversely affected.

         * ENHANCING OUR CUSTOMER=S SHOPPING EXPERIENCE BY EXPANDING OUR WEB SITE. While we have maintained a web site since 1997, we have used this site primarily to support our catalog sales. While only approximately 2.5% of our sales are currently made on the Internet, we believe that our products are particularly well-positioned to be marketed and sold over the Internet. In March 2000, we anticipate that we will launch our expanded web site. From our new home page, visitors to our web site will be able to access the shopping area and search our web site for products or content. Enhanced shopping features will include the ability to search for products by either pet type, category, or product line, personalized shopping lists, and a community section which will include discussion forums for pet owners. We believe our expanded web site will provide us with the opportunity of expanding our online sales.

         An emphasis on online sales is a new business and marketing strategy for us, and it involves risks and uncertainties. We cannot guarantee that the expansion of our web site will result in increased sales of our products. We may not be successful in attracting consumers to our web site, or in marketing our products over the Internet. If we are unsuccessful in generating additional sales from our web site, we may not recover the funds we are investing in expanding the web site. See Item 2. Management=s Discussion and Analysis of Financial Condition and Results of Operations. Because we will post product information and other content on our expanded web site, we could face potential liability for negligence, copyright infringement, patent infringement, trademark infringement, defamation and other claims based on the nature and content of the materials we post. Although we maintain general liability insurance, our insurance may not cover potential claims of this type, or may not be adequate to indemnify us for all liability that may be imposed.

         Any growth of our online sales will also be subject to various factors which are beyond our control, including the continued growth of Internet commerce. Rapid growth in the use of the Internet as a medium of commerce has only recently occurred, and we cannot guarantee that it will ever develop a sufficiently broad base of consumers. Likewise, we cannot guarantee that the adoption of future laws governing commerce on the Internet, including the collection of sales taxes or laws relating to the transmission of data over the Internet, will not adversely affect its continued growth. Lastly, substantial or on-going security breaches of our system, or other Internet-based systems, could erode consumer=s confidence in online commerce which could materially adversely affect our ability to increase our online sales.

         * EXPANDING OUR COMMUNITY PARTICIPATION THROUGH OUR VETERINARY REFERRAL PROGRAM. Our goal is to establish a nationwide network of community veterinarians to whom we can refer our customers. We believe this veterinarian referral network will foster relationships between pet owners and veterinarians, as well as building relationships between PetMedExpress and veterinarians across the United States. Currently, a high


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percentage of our potential customers wish to buy various medications from us, including heartworm medication and flea and tick control products, but have either not established, or do not have, an ongoing relationship with a veterinarian. At the request of our customer, we will book an appointment on the customer=s behalf with a community veterinarian who is part of our referral network, and provide follow up support to help to ensure that the appointments are kept.

         We will receive no compensation from either the veterinarian or the customer for the referral services for our customers. Veterinarians participating in our veterinary referral network will agree to provide our customers with a one-time discount from the cost of the veterinarian=s services. Although we have not yet established a veterinary referral network, we anticipate that the initial phase of our network will be established in Florida during calendar 2000, expanding nationwide by 2002. This program requires minimal funds to implement, and we are paying the costs associated with it from our general working capital. We cannot guarantee, however, that we will be successful in implementing the program on a nationwide basis, or that it will be well received by our customers.

         * DEVELOPING AND MARKETING PRIVATE LABEL MEDICATIONS AND PRODUCTS. Patents for various pet medications have and will continue to expire. Subject to obtaining sufficient capital to fund the project, we anticipate that we will introduce generic equivalents of prescription and non-prescription pet medications to be sold under our private label. We have not developed any private label medications to date. We believe that private label medications will provide us with the opportunity of increasing our gross profit margins, and offer additional distribution channels for our products. We presently anticipate that our initial efforts in the area of generic medications will be through the introduction of a private label heartworm medication under the brand name Heartshield (TM). To undertake this project, we have engaged a pharmaceutical research company to develop the formula for the product and undertake on our behalf all of the actions necessary to receive U.S. Food and Drug Administration
(FDA) approval for the product. When appropriate during the developmental process, we will also engage a third-party generic pharmaceutical manufacturing company to prepare the samples necessary for the approval process, and select an FDA-approved laboratory for testing of these samples. We have not identified the manufacturer or laboratory at this time.

         We did not invest any funds in the development of Heartshield(R) during the fiscal years ended March 31, 1997, 1998 or 1999. During the nine months ended December 31, 1999, we have invested approximately $28,600 in the preliminary stages of this project. These funds have come from our general working capital. We cannot estimate at this time what the total cost of this project will be to us. It will, however require substantial additional capital in order to complete this project, and as of the date of this registration statement, we do not have sufficient capital to fund the entire project. See
Item 2. Management=s Discussion and Analysis of Financial Condition and Results of Operations. While we have not established a specific time line for the introduction of this first product, we anticipate that it will not occur for at least two years from the date of this registration statement.


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         We recognize that development and approval processes for generic medications are highly risky ventures, requiring a significant commitment by us in both management time and financial resources. The development and marketing of generic medications will also subject us to various risks and uncertainties. We have no experience or expertise in the development of generic pharmaceuticals, and we are totally dependent upon third-parties to provide these services for us.

         We cannot guarantee that we will be successful in obtaining FDA approval for Heartshield (TM), or if we do obtain the approval, that we have sufficient financial resources to proceed with the project. Likewise, even if sufficient capital is available, we may decide not to go forward with the manufacturing and marketing of the product for a variety of reasons, including market conditions which may change pet owners= purchasing habits. If we do decide to market the product, we cannot guarantee that it will be well received by our customers. We cannot guarantee that the funds we have invested to date in this project, together with any funds we may invest in the future, will result in any sales. Finally, the manufacture and sale of a private label medication will subject us to increased liability that our general liability insurance may not cover.

         We also intend to introduce a line of private label health and nutritional supplements, such as daily vitamins, chew treats and dog bones containing vitamins and other nutritionals. We anticipate that we will contract with a third-party manufacturer for these private label products. Finally, we anticipate expanding our product line to include a line of private label accessories for dogs and cats. These products may include medicated shampoos for a variety of skin conditions and rawhide chews. As with our line of private label health and nutritional supplements, we will obtain these products from a third-party private label manufacturer.

         The negotiations with the private label manufacturers for both the accessory line as well as the health and nutritional supplements are in the preliminary stages. We do not anticipate that we will be required to make any significant capital expenditures related to our introduction of private label health and nutritional supplements or private label accessories. We currently anticipate both private label product categories will be launched during calendar 2001.

         * DEVELOPING AND EXPANDING STRATEGIC ALLIANCES AND PARTNERSHIPS. We intend to pursue marketing alliances and other strategic relationships to attract additional customers, increase our brand recognition and expand our distribution channels. We have recently become a member of the LinkShare Network, an affiliate program with more than 150 merchant clients and 65,000 affiliate web sites. Designed to develop and build a long-term, branded affiliate program in order to increase online sales and establish an Internet presence, we believe the LinkShare Network will enable us to establish link arrangements with other web sites, as well as portals and search engines. We made an initial investment of approximately $5,000 for the purchase of the software from the LinkShare Network. Our annual membership in the LinkShare Network is $1,000, and we will pay the LinkShare Network an additional fee equal to 2% to 3% of all sales we make through affiliates we


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establish as a result of our membership in the network, with a minimum monthly payment of $2,000.

         As of the date of this registration statement we have not established any marketing alliances or strategic relationships with any other third parties. We do not currently have any link arrangements with other web sites or tie-ins with search engines. We are still developing our methods of pursuing this growth strategy, and we are not currently engaged in any discussions or negotiations regarding potential alliances or partnerships. At this time we are unable to estimate the cost to us of establishing marketing alliances or strategic relationships with third parties. We cannot guarantee that we will be successful in achieving this goal. If we do not succeed in establishing marketing alliances or other strategic relationships, we may not be successful in increasing our sales and our results of operations may be adversely affected.


The PetMedExpress Solution


         We believe our multi-channel approach of selling our products through our catalog and online provides us with significant marketing, sales and operational synergies, and provides our customer with enhanced shopping flexibility and superior customer service.

         In addition to prescription and non-prescription medications, our product line, currently geared toward dog and cat owners, provides customers with a wide variety of selection across the most popular categories as follows:


                  Dogs                                    Cats
                  ----                                    ----

                  Apparel                            Beds
                  Beds                               Books
                  Behavior Modification              Bowls
                  Bones                              Cages & Accessories
                  Books                              Calendars
                  Bowls & Supplies                   Carriers
                  Calendars                          Catnip & Cat Grass
                  Carriers                           Collars
                  Chews                              Doors & Barriers
                  Collars                            Feeders & Waterers
                  Containment                        Flea & Pest Control
                  Doors & Barriers
                  Ears, Paws, etc.                   Furniture
                  Feeders & Waterers                 Grooming
                  Flea & Pest Control                Harnesses
                                                     Health Care & Remedies
                  Food Containers                    Holiday
                  Grooming                           I.D. Tags & Belts



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                  Hair Lifters & Rollers             Leashes
                  Harnesses
                  Health Care & Remedies             Litter Box Supplies
                  Holiday                            Litter Boxes
                  Houses & Accessories
                  I.D. Tags                          Repellents
                  Leashes                            Scratchers
                                                     Stain & Odor

                  Outdoor Clean-Up                   Toys
                  Rawhide                            Training
                  Repellents                         Treats

                  Safety & First Aid                 Vitamins & Supplements
                  Stain Odor
                  Tie-Outs
                  Toys
                  Training
                  Treats & Biscuits
                  Videos & CDs
                  Vitamins & Supplements

         The following table provides a breakdown of the percentage of our total sales contributed by each category listed during the period indicated:

                                                                                         Nine Months
                                            Year Ended March 31,                           Ended
                                    1997             1998              1999           December 31, 1999
                                    ---------------------------------------           -----------------
Prescription medications             33%             35%               28%                     27%

Non-prescription
 medications                         60%             50%               54%                     58%

Health and
 nutritional supplements              0%              2%                3%                      2%

Accessories                           0%              5%                4%                      3%

Memberships, shipping
 charges and other                    7%              8%               11%                     10%

         We experience certain seasonality in our business because the sales of flea and tick products and heartworm medications are historically stronger in the spring and summer periods. As we attempt to expand our sales of pet accessories and gift items we may also expect to experience proportionally stronger sales of this merchandise in the Christmas holiday period.


The PetMedExpress Pharmacy


         We operate a full-service pharmacy and we are licensed in all 50 states. Our pharmacy stocks approximately 250 different prescription medications, which includes medications most likely to be prescribed by a veterinarian that can be administered by a pet


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owner. The most common prescribed medications sold by us are prepackaged for easy application and administration, and include heartworm tablets, antibiotics, anti-inflammatory medications and vaccination kits.

         Prescription medications cannot be dispensed without a prescription or authorization from a veterinarian, or an authorized agent in the veterinarian=s office. When an order is received, we request the customer either provide us with:


         -        the original prescription,
         -        a faxed copy of the original prescription, or
         -        the name and telephone number of their veterinarian.


         In the absence of an original or faxed prescription from the customer, our pharmacist receives verbal authorization from the prescribing veterinarian or an authorized agent in the veterinarian=s office before we ship the medication.

         Since we began our operations, from time to time a number of veterinarians have resisted either providing our customers with a copy of their pet=s prescription or authorizing the prescription to our pharmacy staff. Veterinarians have historically been the primary source of prescription and non-prescription pet medications for pet owners. There has been little incentive for veterinarians to offer discounted prices on these medications as there has been almost no competition in the distribution of the products. We believe this resistance or refusal to verify prescriptions on the part of some veterinarians is economically driven, as we sell the same medications as veterinarians but at discounted prices.


         Florida law provides that a veterinarian license could be in jeopardy for "failing to give the owner of a patient, before dispensing any drug, a written prescription when requested" and similar laws exist in other states in which we are licensed to prescribe medications. As a function of our customer service, our sales personnel, when necessary, will make the pet owner aware that the prescription is the property of the pet owner and not the veterinarian.


         We are not able to accurately estimate the number of incidences when veterinarians have either initially resisted in, or refused to, cooperate with us in verifying prescriptions. If the number of veterinarians who refuse to authorize prescriptions to us should increase, our results of operations could be materially adversely affected.


Marketing

         We focus our marketing efforts on a combination of television advertising, direct catalogue mailings, promotions, an Internet presence, telemarketing and superior customer service to attract and retain our customers.


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         TELEVISION. In October 1997, we began our first televised advertising campaign -- testing different cable channels, commercial lengths and telecast times. Our television ads typically focus on the savings available to consumers through purchasing from PetMedExpress. The ads run either 30 or 60 seconds, are usually purchased on a spot basis, and can run from one to five times in a 24 hour period. We advertise on The Animal Planet, the PreVue Channel and the Food Network.


         THE PETMEDEXPRESS CATALOG. Our PetMedExpress catalog, a full-color catalog, is organized by category and generally features approximately 2,400 products. The catalog is produced by a combination of our in-house staff of writers and production artists, and outside contract professionals. During 1999, we mailed a total of approximately one million catalogs. In 1999, we published three issues of our catalog, including a separate seasonal gift and accessory catalog for the Christmas season.

         THE INTERNET. We also market our products through our web site at www.petmedexpress.com which we have maintained since August 1997. Our web site offers the same product selection as our catalog, and offers our customers the convenience of ordering 24 hours a day, seven days a week. Customers ordering products from our web site pay for the purchase via credit card. We do not accept cybercash and have no present intention to do so in the near future.

         Because we accept customer orders from our web site, the secure transmission of credit card information over the Internet is essential to maintain consumer confidence in our web site. Substantial or ongoing security breaches of our system, or other Internet-based systems, could significantly harm our business. Any penetration of our network security or other misappropriation of our users' personal information could expose us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, including claims for unauthorized marketing purposes. These claims could result in litigation and financial liability. Security breaches also could damage our reputation and expose us to a risk of loss or litigation, and possible liability. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer transaction data.

         We may incur substantial expense to protect against and remedy security breaches and their consequences. We cannot presently estimate the amount of any such expenses. A party that is able to circumvent our security systems could steal proprietary information or cause interruptions in our operations. The limits of our insurance policies may not be adequate to reimburse us for losses caused by security breaches. We cannot guarantee that our security measures will prevent security breaches.

         PETMEDEXPRESS DISCOUNT CLUB. In July 1997, we established the PetMedExpress Discount Club as a way of making the PetMedExpress shopping experience easier and


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more rewarding for our customers. Membership is $19.95 annually or $49.95 for a three year membership. Members are eligible for the automatic planned replacement program where replacement medications are shipped at pre-scheduled intervals, as specified by the member. Prescription medications which have one or more refills can also be included in our automatic planned replacement program for the duration of the prescription. Members are automatically enrolled in our "Refer-A-Friend" Program where they receive a $3.00 merchandise credit every time a referred friend or family member places an order. Members are guaranteed the lowest prices on our products, receiving discounts of up to 30%, and we will match any competitor=s price at the time of order.

         In October 1999, we initiated our accelerated customer acquisition program, which included expanding our infrastructure through the purchase of new hardware and software, and redesigning various internal procedures in areas of sales and customer service in an effort to support increased numbers of customers in the future. We are also increasing our support staff, including hiring additional staff in our pharmacy to process prescription authorizations and hiring additional management information systems personnel. Our new customer acquisition program also involves our implementation of new marketing techniques, including the use of refined demographic indicators to better target our customers, and production of a new catalog with an improved layout, higher quality product photos and expanded content. As of the date of this registration statement, we have substantially completed implementation of this program. See
Item 2. Management=s Discussion and Analysis of Financial Condition and Results of Operations. While we believe this program will enable us to increase our customer base and sales, we cannot guarantee that we will be successful in our efforts.


Purchasing and fulfillment


         We purchase our products from a variety of sources, including manufacturers, domestic and international distributors and veterinarians. We have multiple sources for each of our products. We source supplies of prescription and non-prescription medications from a variety of national and international distributors in order to ensure the lowest possible price. We purchase approximately 85% of our health and nutritional supplements from Eight in One Pet Products, and we purchase accessories directly from the manufacturers, including Farnam Companies, Inc. and Aspen Pet Products.

         Historically, substantially all the major manufacturers of prescription and non-prescription pet medications have declined to sell these products directly to direct marketing companies, including us. For the nine months ended December 31, 1999, sales of prescription and non-prescription medications, including heartworm medication such as Heartgard(R) and flea and tick control products such as Frontline (R) and Advantage (R), represented approximately 85% of our sales. Merial Ltd., a multi-national pharmaceutical company which manufactures, among other products, Heartgard(R) heartworm medicine and Frontline(R), a flea control spray, and Bayer Corporation, another multi-national pharmaceutical company which manufactures, among other products Advantage(R) flea medication, have refused to sell these products directly to us. We believe this refusal is based upon the manufacturer=s position that direct marketing companies interfere with the veterinarian-pet treatment relationship. We believe our policy of verifying prescriptions prior to shipment and encouraging our customers to seek regular care for their pets enhances the veterinarian-pet treatment relationship. Although we have been able to obtain a sufficient supply of these products from wholesalers and distributors, there can be no assurance that we will not encounter difficulties in the future, particularly in light of our anticipated growth. In addition, since we do not always have established relationships with manufacturers, our cost of product may be higher than if we purchased these products directly from the manufacturer.

         We have built an in-house fulfillment and distribution operation which is used to manage the entire supply chain beginning with the placement of the order, continuing through order processing and fulfillment, including selecting the product from inventory and packaging and shipping of the product to the customer. Products are shipped to our customers by United Parcel Service and Priority Mail. We inventory our products and fulfill all customer orders from our 50,000 square foot facility in Pompano Beach, Florida.


Customer Service and Our Call Center


         We believe that a high level of customer service and support is critical to retaining and expanding our customer base. Our in-house customer service team is available via phone from 9:00 am until 11:00 pm, Monday through Friday, 9:00 AM to 5:00 pm on Saturdays and Sundays, all Eastern time, and can also be reached by e-mail or fax. This team is central to our ability to deliver a superior customer experience, and strives to make a personal connection with each customer.


Competition

         The pet products market is intensely competitive and highly fragmented, with no clear dominant leader in any of our market segments. Our competitors can be divided into several groups:


         *        other direct marketers of pet medications,

         *        veterinarians,

         *        mail order suppliers of pet products,

         *        online stores that specialize in pet products,

         *        superstore retailers of pet products,

         *        speciality pet stores, and

         *        mass market retailers.

         We believe that the following are principal competitive factors in our market:

         -        brand recognition

         -        price

         -        production selection

         -        quality of Web store content

         -        reliability and speed of order shipment

         -        personalized service

         -        convenience

         Many of our current and potential traditional competitors have longer operating histories, larger customer or user bases, a more established online presence, greater brand recognition, and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to web site and systems development than we can.

         We also compete with veterinarians in the sale of prescription and non-prescription pet medications. Many pet owners are simply unaware of PetMedExpress and the price savings usually available to them by purchasing pet medications from us. These same pet owners may prefer the convenience of purchasing the pet medications at the time of the veterinarian visit, or may be fearful of offending their veterinarian by not purchasing their pets= medication from the veterinarian. In order to effectively compete with veterinarians, we must continue to educate pet owners of the options offered by PetMedExpress.

Government Regulation Which Affects Our Business


         Dispensing prescription medicines is governed at the state level by the Board of Pharmacy. We are subject to regulation by the State of Florida and in particular, are licensed by the Florida Board of Pharmacy. Our license is valid until February 28, 2001. We are also licensed and regulated by 49 other state pharmacy boards and other regulatory authorities, including, but not necessarily limited to, the FDA and the U.S. Environmental Protection Agency. As a licensed pharmacy in the state of Florida, we are subject to the Florida Pharmacy Act and regulations promulgated thereunder, among other things. We are also subject to regulation by the FDA and the U.S. Environmental Protection Agency (EPA). We are not aware of any facts or circumstances which would lead us to believe our license will not be renewed by the State of Florida or the other states in which we are licensed following the current terms. To the extent that we are unable to maintain our license with the Florida Board of Pharmacy as a community pharmacy, or if we do not maintain the licenses granted by other state boards, or if we become subject to actions by the FDA or EPA, or other enforcement regulators, our distribution of prescription medications to pet owners could be severely reduced, which would have a material adverse effect on our operations. Special matters related to development of generic equivalents


         In connection with the proposed development of generic equivalents to medications for which the patent has expired, we will become subject to regulation by a number of national, state and local agencies. Of particular importance in the United States is the FDA. It will have jurisdiction over our business as it relates to generic equivalents, and the FDA will administer requirements covering the testing, safety, effectiveness, approval, manufacturing, labeling and marketing of such medication. FDA requirements and/or reviews may increase the amount of time and money necessary to develop and bring the product to market.

         We will also become subject to the jurisdiction of various other regulatory and enforcement departments and agencies, such as the Federal Trade Commission and the Department of Justice in the U.S., and will be, therefore, subject to possible administrative and legal proceedings and actions by those organizations. Such actions may include product recalls, seizures and other civil and criminal sanctions.

         It is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

Intellectual Property


         We conduct our business under the trade name "PetMedExpress (R)." We registered this trademark with the U.S. Patent and Trademark Office. We have also made application to the U.S. Patent and Trademark Office for protection of the trademark Heartshield (TM). and believe this mark has significant value, and is important factor in the marketing of our products. We have also obtained the right to the Internet address www.petmedexpress.com. As with phone numbers, we do not have and cannot acquire any property rights in an Internet address. We do not expect to lose the ability to use the Internet address, however, there can be no assurance in this regard and such loss would have a material adverse effect on our financial position and results of operations.


Employees


         We currently have 89 full time employees, including:

         -        56 in sales and telemarketing,
         -        14 in fulfillment and distribution,
         -         4 in our pharmacy,
         -         5 in information technologies,

         -          3 in administrative positions, and
         -          7 in management.


         None of our employees are represented by a labor union, and we are not governed by any collective bargaining agreements. In our opinion, we have a satisfactory relationship with our employees.

ITEM 2. MANAGEMENT=S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.


         The following discussion should be read together with our consolidated financial statements and related notes contained later in this registration statement. The discussion contains forward looking statements that are subject to certain uncertainties, and our actual results of operations may differ materially from those contained in the forward looking statements.


Overview


         We were incorporated in the state of Florida in January 1996. From inception until approximately August 1996 our operations consisted mostly of start-up activities which included the development of a business plan, and the initial activities related to obtaining the necessary licenses and permits to dispense prescription medications. We began our operations in September 1996, and in the fall of 1997 we issued our first catalog which displayed approximately 1,200 items which were prescription and non-prescription pet medications, as well as pet accessories and health supplements. We have now expanded our product line to approximately 2,400 of the most popular pet items for dogs and cats, and we have continued to refine our catalog and catalog marketing techniques. We also market our products on our web site which was first launched in August 1997. Since October 1997, we have consistently advertised our products on national cable TV channels such as the Animal Planet.

         For the nine months ended December 31, 1999, approximately 97.5% of our sales were made through our catalog and approximately 2.5% of our sales were made through our web site. Our sales primarily consist of products sold to individual consumers, or retail sales, as well as sales to other pet suppliers, or wholesale sales. Our sales also include one and three year membership fees which entitle the purchaser to receive a discount on purchases made during the respective membership periods. Retail sales are generally paid for by the customer via credit card at the time the order is placed, while certain wholesale purchasers are allowed to pay for purchases over established payment terms, which usually consist of requiring payment within 30 days of delivery.

         While only approximately 2.5% of our sales for the nine months ended December 31, 1999 were made on the Internet, we believe our products are well-positioned to be marketed and sold online. Our enhanced web site, which we believe will enable us to increase our online sales, is expected to be launched in March 2000. Since January 1,

2000, we have incurred approximately $30,000 of costs related to the expansion of our web site. Accordingly, these amounts are not reflected in the December 31, 1999 balance sheet as they were incurred subsequent to that period. While we presently estimate the total costs to us for the enhancement of our web site will be approximately $200,000, such amount may increase before the site is launched. These costs are being funded from our general working capital.



Results of Operations


NINE MONTHS ENDED DECEMBER 31, 1999 AND 1998 (UNAUDITED)


Sales


         Sales increased to $11,597,084 for the nine months ended December 31, 1999, which represents an approximately 52% increase over sales of $7,629,262 for the nine months ended December 31, 1998. This increase in sales represents an increase in sales volume which we believe is primarily the result of our ability to recruit new customers through advertising, and to obtain reorders from existing customers.

         The following table provides a breakdown of our sales by product category for the nine months ended December 31, 1999 and 1998:

                                                       Nine Months Ended
                                                          December 31,
                                                       1998           1999
                                                       -------------------

Prescription medications                                28%            27%
Non-prescription medications                            54%            58%
Health and nutritional supplements                       3%             2%
Accessories                                              3%             3%
Memberships, shipping charges and other                 12%            10%


Gross Profit


         Gross profit as a percentage of sales remained relatively constant at 46% and 47% for the nine months ended December 31, 1998 and 1999, respectively.


Operating Expenses


         General and administrative expenses were $2,439,867 and $4,316,622 for the nine month periods ended December 31, 1998 and 1999, respectively. The $1,876,755, or approximate 77%, increase for the nine months ended December 31, 1999 is primarily due to:

         - customer support and administrative salaries and expenses which increased from $1,202,014 for the nine months ended December 31, 1998 to $2,083,777 for the nine months ended December 31, 1999 as a result of the hiring of additional personnel to support the higher levels of sales,

         - credit card fees which increased from $198,352 for the nine months ended December 31, 1998 to $277,556 for the nine months ended December 31, 1999, as a result of increased sales,

         - an increase in bad debt expense of approximately $165,000, as well as $180,000 of litigation settlements in the 1999 period, and

         - approximately $200,000 related to the hiring of several senior management personnel, including our COO and our director of management information services.

         General and administrative expenses as a percentage of sales were approximately 32% and 37% for the nine month periods ended December 31, 1998 and 1999, respectively. While there has been an increase in general and administrative expenses for the nine month period ended December 31, 1999 from the comparable period in the prior year as described above, we anticipate that the increase in these expenses as a percentage of sales should decline as sales increase.

         Advertising expense increased from $556,779 for the nine months ended December 31, 1998 to $1,141,328 for the nine months ended December 31, 1999. The increase in advertising expense was primarily due to catalog production and distribution costs which increased from $173,524 for the nine months ended December 31, 1998 to $563,400 for the nine months ended December 31, 1999, as well as increased television advertising costs which increased from $277,503 to $399,336 in those respective periods.

         Depreciation and amortization increased from $67,350 for the nine months ended December 31, 1998 to $254,637 for the nine months ended December 31, 1999 as a result of purchases of additional computer and office equipment to support our increased levels of sales and personnel, as well as approximately $60,000 of depreciation on our building which was purchased in March 1999.

Other income (expense)

         Interest expense increased $177,767 for the nine months ended December 31, 1999 from the nine months ended December 31, 1998 as a result of interest related to the note and mortgage for our building which we purchased in March 1999. Other, net, for the nine months ended December 31, 1998 primarily consisted of nonrecurring rental and marketing income.

Income Taxes


         There was no income tax accrual for the nine month period ended December 31, 1998 due to the utilization of prior net operating losses to offset taxable income for the period. For the nine month period ended December 31, 1999, no tax provision was recorded since we anticipate no tax expense will be incurred during fiscal 2000.


Net Income (Loss)


         We recorded net income of $512,552 for the nine months ended December 31, 1998. However, a one-time non-cash charge of $771,525 for the accretion for beneficial conversion feature of preferred stock was incurred during the period, which resulted in a $258,973 loss available to common stockholders. For the nine months ended December 31, 1999, we recorded a net loss of $472,563. The accretion for beneficial conversion feature represents a non-recurring non-cash charge that resulted from the issuance of Convertible Preferred Stock with a common stock conversion price that was lower than our common stock market price on the date of issuance.


YEARS ENDED MARCH 31, 1999 (FISCAL 99), MARCH 31, 1998 (FISCAL 98) AND MARCH 31, 1997 (FISCAL 97)

Sales


         In fiscal 97 we were in operation approximately six months, and generated $602,191 in sales, followed by sales of $3,493,534 in fiscal 98, our first full year of operation, and sales in fiscal 99 of $10,224,178. The increase in sales represents an increase in sales volume which we believe is attributable to advertising and marketing campaigns which assisted in increasing our customer base, as well as reorders from existing customers. The following table provides a breakdown of our sales by product category for fiscal 97, fiscal 98 and fiscal 99:
                                                Year Ended March 31,
                                        ---------------------------------
                                        1997           1998          1999
                                        ----           ----          ----
Prescription medications                 33%            35%           28%
Non-prescription medications             60%            50%           54%
Health and nutritional supplements        0%             2%            3%
Accessories                               0%             5%            4%
Memberships, shipping charges and other   7%             8%           11%


Gross Profit


         Gross profit represents the difference between the sale price of an item and its weighted average cost. Our gross margin as a percentage of sales in fiscal 97, fiscal 98 and fiscal 99 was approximately 42%, 42% and 45%, respectively, reflecting the impact of volume purchasing on our product acquisition costs as our sales increased.

Operating Expenses


         General and administrative expenses were $492,873, $2,309,498 and $3,386,641 for fiscal 97, fiscal 98 and fiscal 99, respectively. The increase in general and administrative expenses from fiscal 97 to fiscal 99 is primarily attributable to:

         - customer support and administrative salaries and expenses which increased from $427,206 in fiscal 97 to $1,099,132 and $1,822,591 in fiscal 98 and fiscal 99, respectively, as a result of the hiring of additional personnel to support the higher levels of sales in fiscal 98 and fiscal 99,

         - credit card fees, which increased from $11,537 in fiscal 97 to $87,442 and $236,298 in fiscal 98 and fiscal 99, respectively, as a result of increased sales, and

         General and administrative expenses also included $251,100 of expense in fiscal 98 for options granted to our president and CEO at below market exercise prices, and $219,000 of expense for options granted to a third-party principal shareholder, both of which were one-time, nonrecurring expenses.

         General and administrative expenses as a percentage of sales were approximately 82%, 66% and 33% for fiscal 97, fiscal 98 and fiscal 99, respectively. The decline in general and administrative expenses as a percentage of sales is the result of the absorption of startup costs in fiscal 97 and fiscal 98, and the effects of economies of scale as well as better utilization of our resources as sales increased.

         Advertising expense increased from $36,202 in fiscal 97 to $307,380 for fiscal 98 and $867,160 for fiscal 99. The increases in advertising expense were primarily due to increased catalog production and distribution, which went from $10,780 in fiscal 97 to $120,770 in fiscal 98 and $319,445 in fiscal 99, as well as increased television advertising ($1,085 in fiscal 97 compared with $88,844 and $388,496 in fiscal 98 and fiscal 99, respectively).

         Depreciation and amortization increased from $7,597 in fiscal 97 to $57,081 and $96,779 in fiscal 98 and fiscal 99, respectively, as a result of purchases of additional computer and office equipment to support our increased levels of sales and personnel.

Other income (expense)

         In February 1999 we purchased our current building. Interest expense increased in fiscal 1999 as a result of the increase in related party borrowings used to purchase this building. Other net, primarily consisted of nonrecurring rental and marketing income.

Income Taxes



         We have had a cumulative net loss for the three year period that we have been in business so we have not recorded any accruals for income taxes for these periods. Also, we provided a valuation allowance against the deferred income tax assets resulting from the underlying net operating loss carryforwards.


Net Income (Loss)


         We had net losses of $287,517 and $1,191,531 for fiscal 97 and fiscal 98, respectively. For fiscal 99, we had net income of $303,136. Due to the $771,525 accretion for a beneficial conversion feature on preferred stock, there was a net loss available to common stockholders of $468,389 for fiscal 99. The accretion for beneficial conversion feature represents a non-recurring non-cash charge that resulted from the issuance of Convertible Preferred Stock with a common stock conversion price that was lower than our common stock market price on the date of issuance.


Liquidity and Capital Resources


         Our working capital at December 31, 1999 was $1,535,615, a decrease of approximately 25% from March 31, 1999. The change in working capital is attributable to an increase of $500,000 in borrowings under our line of credit, which was used to repay the remaining balance then due on the related party note payable, as well as approximately $345,000 of increases in capital lease agreements as the result of the purchase of additional equipment. Net cash used in operating activities decreased from $421,664 for the nine months ended December 31, 1998 to $177,182 for the nine months ended December 31, 1999. This was the result of a reduction of cash used for inventory purchases of $925,731, as well as a non-cash charge of $140,000 related to the issuance of options in connection with the settlement of litigation, which were offset by the operating loss of $472,563 in the 1999 period. Net cash used in investing activities increased from $257,849 for the nine months ended December 31, 1998 to $413,809 for the nine months ended December 31, 1999, as a result of purchases of property and equipment to support the increased levels of sales. Net cash provided by financing activities for the nine months ended December 31, 1999 was $675,053 compared to $73,434 for the nine months ended December 31, 1998. This increase was primarily attributable to proceeds from a mortgage on our operating facilities, less repayments on the related party note payable, and borrowings under our working capital line of credit.

         We have primarily funded our operations through the private placement of securities. During fiscal 97 and fiscal 98, we raised $1,216,541 of net proceeds through the private placement of common stock. In April 1998, we raised an additional $887,813 of net proceeds from the private placement of 250,000 shares of Convertible Preferred Stock, and in February 1999, we raised $819,167 of net proceeds from the sale of 330,333 shares of common stock. We have financed major equipment acquisitions with capital leases, and as of December 31, 1999, we had outstanding lease commitments of $469,446.

         In March 1999, we purchased a 50,000 square foot building which houses all of our administrative and operational personnel. In May 1999, we moved our operations and executive offices to this location following a renovation of the facility. The purchase was initially financed with an unsecured $1,950,000 loan from the father of our president and CEO. In April 1999, we obtained a $1,680,000 mortgage on the building from SouthTrust Bank and used the proceeds to repay a portion of the original $1,950,000 loan. In September 1999, we obtained a $1,000,000 line of credit from SouthTrust Bank. Borrowings under the line of credit are limited to 40% of our eligible inventory value up to $1,000,000. The line is secured by substantially all of our assets, and interest is at the bank's base lending rate plus 1%, which equaled 9.5% at December 31, 1999. As of December 31, 1999, we have $500,000 outstanding under the line of credit and used a portion of the proceeds to retire the remaining balance owed on the original $1,950,000 used to purchase our operating facility. On February 24, 2000, we agreed to maintain $300,000 with SouthTrust Bank, as additional collateral on the mortgage, in exchange for waivers/amendments to two financial covenants. The requirement to maintain the funds expires no later than December 24, 2000. We believe that the Company generates sufficient working capital to make the required payments under both the mortgage and line of credit, and that this debt and the bank=s requirement to maintain additional collateral, will not have a material affect on our financial position, results of operations or liquidity in future periods.


         Our sales are primarily paid for by credit cards for which we usually receive cash settlement in two to three banking days. This minimizes our accounts receivables balances relative to sales levels.


         As described in this registration statement, we recently settled administrative complaints against us in the states of Florida, Louisiana and Alabama for allegedly failing to verify prescriptions. We paid a total of $38,500 in fines and $7,671 in costs in these settlements. These settlements had no material impact on our financial positions, results of operations or liquidity.

         We have been exploring opportunities to secure additional funding to enable us to support our growth strategy. We are presently reviewing various alternatives to raise additional working capital, including public, private and/or institutional equity financings. As of the date of this registration statement we have no binding commitments for additional capital. There can be no assurances that any sources of funding will be available to us, or that any such funding would be available at terms satisfactory to us. We believe that we can continue to meet our financial obligations and to sustain revenue growth utilizing cash generated from operations and proceeds from equipment leases and from our working capital line of credit for at least the next twelve months.


Seasonality

         Sales are seasonal since certain flea, tick and heartworm medications are sold in greater quantities during the spring and summer months in the northern United States.

Year 2000 Compliance

         We were aware of the issues associated with the programming code in existing computer systems as the year 2000 approached. We reviewed all software and hardware used internally by us in all support systems to determine whether they were Year 2000 compliant. Our software had already been upgraded by the manufacturer, or was recently purchased and was Year 2000 compliant. We also installed the suppliers' Year 2000 upgrades to our accounting systems. The only outside vendor upon which we relied, other than utility companies and similar businesses, was the company which provides us with access to the Internet. This company had previously informed us that its system was Year 2000 compliant. Since January 1, 2000 we have experienced no disruptions in our systems or those of third parties, or other computer related problems as a result of processing dates beyond 1999. However, we cannot say with any certainty that we will not experience any Year 2000 problems in the future.

         The costs to us to in identifying and evaluating Year 2000 compliant issues were not material. Most of our expenses have related to the upgrades or replacements, when necessary, of software or hardware, as well as costs associated with time spent by our employees in the evaluation process and Year 2000 compliance matters generally. These expenses were not material to our financial position or results of operations.

ITEM 3.  DESCRIPTION OF PROPERTY.


         Our warehouse and distribution center and our principal executive offices are housed in a 50,000 square foot building located in Pompano Beach, Florida which we own. The building was purchased in March 1999, and carries a seven year 7.75% mortgage with a commercial bank of in the original principal amount of $1,680,000. The payments are based on a 20-year amortization of the principal, with a seven year balloon payment due in May 2006. The one story building sits on approximately 4.37 acres located in an office and industrial park near Interstate 95, a major north/south corridor in Florida. We believe that current zoning for this location would allow for a 20,000 square foot expansion of this building, if required.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


         On February 15, 2000 there were 6,369,822 shares of our common stock issued and 6,250 shares of our Convertible Preferred Stock issued and outstanding. Each share of Convertible Preferred Stock is convertible at the holder=s option into 4.05 shares of our common stock. The following table sets forth as of February 15, 2000 information as to the common stock ownership of:

         - each of our directors, executive officers,

         - all executive offices and directors as a group, and

         - all persons known by us who beneficially own more than 5% of our common stock.

The following table also assumes the conversion of all 6,250 shares of our Convertible Preferred Stock into 25,313 shares of our common stock. Unless otherwise indicated, each person's address is 1441 SW 29 Avenue, Pompano Beach, Florida 33069.

         Name of                    Amount and Nature               Percentage
         Beneficial Owner           of Beneficial Ownership         of Class
   -----------------------------------------------------------------------------

         Marc Puleo, M.D.                2,935,250                   37.6%
         Christopher Lloyd               1,653,250                   24.2%
         Gian Fulgoni                       25,000                   *
         Edward Bottum                           0                   n/a
         William Weaver                          0                   n/a
         George Garrick                          0                   n/a
         Lynda Reitzenstein                450,000                    7.0%

         Marpul Trust                    1,496,250                   23.5%
         Double Diamond Trading, Inc.    1,796,250                   27.0%

         Jeffrey Puleo                     336,652                    5.3%

         All executive officers
         and directors as a
         group (six persons)             4,606,500                   57.5%
-------

*        less than 1%

In the preceding table:

         - Marpul Trust is a trust established by Dr. Puleo under an agreement dated September 3,1999, in which 1,496,250 shares of our common stock owned by him were deposited, and of which he is the beneficiary. Mr. Christopher Lloyd, one of our officers and directors, and Southpac Trust International, Inc. are trustees.

         - Dr. Puleo=s holdings include:

             - options held by him to purchase 300,000 shares of common stock at
               $.163 per share until May 2002,

             - options held by him to purchase 240,000 shares at $1.00 per share until May 2002,

             - options held by him to purchase 600,000 shares at $1.25 per share until May 2003,

             - 1,496,250 shares owned by Double Diamond Trading Inc. over which
               Dr. Puleo holds voting control until December 29, 2001, subject to a two year extension upon the mutual consent of the parties, under a voting proxy granted him on December 29, 1999, and

             - options held by Double Diamond Trading to purchase 300,000 shares at $.367 per share until May 2002. The stock underlying these options are included in the voting proxy held by Dr. Puleo.


         - The amount beneficially owned by Dr. Puleo excludes options to purchase an additional 600,000 shares of our common stock at $1.25 per share which have not yet vested under the terms of his employment agreement.

         - The amount over which Mr. Lloyd has voting control includes 1,496,250 shares owned by Marpul trust of which Mr. Lloyd has shared voting power. Mr. Lloyd=s holdings exclude options to purchase a total of 230,000 shares of common stock at prices ranging from $2.25 to $4.50 per share which have not yet vested.


         - Mr. Fulgoni=s holdings exclude options to purchase 60,000 shares of our common stock at $6.125 per share which have not yet vested.

         - Mr. Bottum=s holdings exclude options to purchase 60,000 shares of our common stock at $6.125 per share which have not yet vested.

         - Mr. Weaver=s holdings exclude options to purchase 60,000 shares of our common stock at $6.125 per share which have not yet vested.

         - Mr. Garrick=s holdings exclude options to purchase 60,000 shares of our common stock at $4.00 per share which have not yet vested.

         - Ms. Reitzenstein=s holdings include options to purchase 75,000 shares of our common stock at $3.75 per share. Ms. Reitzenstein=s address is 5560 NE 33 Avenue, Fort Lauderdale, FL 33308.

         - Double Diamond Trading=s holdings include options to purchase 300,000 shares of our common stock at $.367 per share until May 2002. The shares of our common stock owned by Double Diamond Trading which are currently outstanding, together with the shares which are issuable upon the exercise of these options are included in the voting proxy held by Dr. Puleo. Mr. Ami Weitzman is the sole officer, director and shareholder of Double Diamond Trading, Inc. and its address is c/o Citco BVI Ltd., Post Office Box 662, Roadtown, Tortola, BWI.


         - Mr. Puleo=s address is 333 West Hubbard Street, Chicago, Illinois 60610. Mr. Puleo is Dr. Puleo=s brother.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Executive Officers

         Our directors and executive officers are as follows:

Name                       Age       Positions Held

Marc Puleo, M.D.           35        Director, President, Chief Executive
                                     Officer, Treasurer, Secretary and Director

Christopher Lloyd          33        Director and Chief Operating Officer

Gian Fulgoni               51        Director

Edward Bottum              65        Director

William Weaver             64        Director

George Garrick             46        Director

MARC PULEO, M.D. has served as our president, chief executive officer, treasurer, secretary and a member of our board of directors since our inception in January 1996. Dr. Puleo is also the president of South Florida Anesthesia Professionals, Fort Lauderdale, Florida since founding the company in January 1996. From June 1997 until June 1998, Dr. Puleo was vice president of Dynamic Press, Inc., an offset printing and direct marketing company. Dr. Puleo, an anesthesiologist, was employed with Anesthesia Professional Association, North Ridge Medical Center and North Ridge Outpatient Surgery Center from December 1994 through December 1995. From July 1991 through June 1994, Dr. Puleo was an anesthesia resident with the University of Illinois Hospitals and Clinics, the Michael Reese Hospital, the Westside Veteran's Administration Hospital, the University of Illinois Eye and Ear Infirmary, the Nathan Cummings Surgicenter, and the University of Illinois Pain Clinic, Chicago, Illinois. Dr. Puleo received his medical degree from the University of Illinois College of Medicine, Chicago, Illinois in June 1990.

CHRISTOPHER LLOYD has served on our board of directors since February 1998 and as our chief operating officer since June 1999. From 1990 until joining PetMedExpress, Mr. Lloyd was employed by Advocate Ravenswood Hospital Medical Center, Chicago, Illinois, in a variety of senior management positions, serving from 1996 until May 1999 as president of Ravenswood Health Enterprises and vice president of Ravenswood Health Care Corporation where he was responsible for all for-profit subsidiaries in an integrated hospital/ambulatory care network. During 1988 and 1989, Mr. Lloyd was employed by St. Francis Hospital of Evanston, Evanston, Illinois in the positions of both Administrative Fellow and Assistant Administrator. Mr. Lloyd received a B.S. in Biology in 1986 and a M.S. in Hospital and Healthcare Administration in 1988 from St. Louis University.

GIAN FULGONI has been a member of our board of directors since August 1999. Since November 1998, Mr. Fulgoni has been CEO of Lancaster Enterprises, LLC, an investment firm which develops information technology to increase target marketing in both the traditional and e-commerce sectors. From 1986 until November 1998, Mr. Fulgoni was CEO of Information Resources, Inc. (Nasdaq National Market: IRIC), a market research company which pioneered the use of scanning data in the consumer package goods industry. Mr. Fulgoni continues to serve on Information Resource's board of directors, a position he has held since 1981. Mr. Fulgoni has been a member of the board of directors of Platinum Technology, Inc., a software company, since 1990, and a member of the board of directors of Yesmail.com, Inc., a leading provider of comprehensive permission mail direct marketing solutions, since March 1999.

EDWARD BOTTUM has been a member of our board of directors since August 1999. Mr. Bottum is the retired vice chairman of Continental Bank Corporation (1959 to 1990). Since April 1990 he has been the managing director of Chase Franklin Corporation, a merchant bank. Mr. Bottum also serves in a number of other positions, including as a member of the board of directors of Kellwood Co. (NYSE: KWD), a manufacturer and marketer of apparel and related soft goods, since 1981; trustee of The Time Horizon Funds, a mutual fund family, since July 1995; the chairman of Learning Insights, Inc., a publisher of interactive multimedia training products, since February 1996; trustee of Pacific Innovations Trust, a mutual fund for variable annuities, since December 1996; trustee of Underwriters Laboratories, Inc., a product safety certification company, since May 1997; a member of the board of directors of CNA Income Shares, Inc. (NYSE: CNN), a closed end fixed income fund, since April 1999; and a member of the board of directors of Alleghany Asset Management, Inc., an asset manager, since April 1999.

WILLIAM WEAVER has been a member of our board of directors since August 1999. Mr. Weaver is a senior partner of the Chicago based law firm Sachnoff & Weaver, Ltd., and manages the corporate securities section of the firm. Mr. Weaver joined Sachnoff & Weaver, Ltd. in 1963. Mr. Weaver has been a member of the board of directors of USFreightways Corporation (Nasdaq National Market: USFC), a leading provider of transportation services and innovative logistics solutions, since 1994, and a member of the board of directors of System Software Associates, Inc. (Nasdaq National Market: SSAX), a leading provider of cost-effective business enterprise solutions to the industrial sector worldwide, since December 1986. Mr. Weaver also serves on the boards of directors of several privately-held corporations.

GEORGE GARRICK has been a member of our board of directors since October 1999. Since May 1998 Mr. Garrick has been the chairman, CEO and president of Flycast Communications Corp. (Nasdaq National Market: FCST), a leading provider of web-based direct response advertising solutions to advertisers. Prior to joining Flycast, from September 1997 until May 1998, Mr. Garrick owned and operated his own private venture and consulting company, G2 Ventures, Inc. From April 1997 until September 1997, Mr. Garrick served as Chief Marketing Officer for PowerAgent, Inc., an Internet media and marketing company. From March 1996 until April 1997, Mr. Garrick founded and operated

NetROI LLC, an audience measurement software company. From November 1993 until March 1996, Mr. Garrick served as the President and Chief Executive Officer of Information Resources, Inc.-North America, a marketing measurement company. Other than the period from July through October 1993, when Mr. Garrick served as President and Chief Executive Officer of Nielsen Marketing Research U.S.A., a unit of A.C. Nielsen Co., Mr. Garrick served Information Resources, Inc., a market measurement company, in various capacities from 1981 until his departure in March 1996. Mr. Garrick holds B.S. degrees in Mathematics and Engineering and an M.S. degree in Management from Purdue University.

         There is no family relationship between any of the executive officers and directors. Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his successor is elected and qualified. The bylaws permit the board of directors to fill any vacancy and such director may serve until the next annual meeting of shareholders or until his successor is elected and qualified. Officers are elected annually by the board of directors and their terms of office are at the discretion of the board. Our officers devote full time to our business.

Committees of the board of directors

         In October 1999, we established an Audit Committee of our board of directors. The Audit Committee=s duties include the following, in addition to such other duties as may be established from time to time by the board of directors:

         - the recommendation to the entire board of directors of the firm to be employed as our independent public accountants,

         -  review the scope of the audit and audit fees,

         - consulting with the independent auditors with regard to the plan of audit, the audit report and the management letter, and

         - conferring with the independent auditors with regard to the adequacy of internal accounting controls, as appropriate, out of the presence of management.

         Messrs. Fulgoni, Bottum and Weaver are the members of the Audit Committee.

         A Technology Advisory Panel formed in April 1999 to provide advice to our board on the implementation of our online strategies, and to assist us in establishing strategic alliances was discontinued with the expansion of our Board of Directors.


         In January 2000, we established a compensation committee of the board of directors. The compensation committee duties include:

         -  administering our 1998 Stock Option Plan, and

         - monitoring, reporting and recommending to the board of directors on all matters concerning compensation and benefits of our executive officers and senior staff.

         The compensation committee consists of Messrs. Fulgoni and Bottum.


ITEM 6.  EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table provides a summary of cash and non-cash compensation for each of the last three fiscal years ended March 31, 1999, 1998 and 1997 with respect to our following officers:

                                                                                  Long - Term
                                         Annual Compensation                      Compensation Awards
                           --------------------------------------------           -------------------
                                                                                  Options
Name and                                                   Other Annual           Number of      All Other
Principal Position         Year     Salary     Bonus       Compensation           Shares         Compensation
------------------         ----     ------     -----       ------------           -------------  ------------

Marc Puleo                 1999       --         --             --                    600,000          --
                           1998       --         --             --                    540,000    $251,000(a)
                           1997       --         --             --                         --          --

(a) represents the calculated value of the difference between the exercise price and the market value on date of grant of options to purchase 300,000 shares.


     During our fiscal years ended March 31, 1997, 1998 and 1999, and for the nine months ended December 31, 1999 Dr. Puleo did not receive a cash salary as compensation for his services to us. As described elsewhere in this registration statement, Dr. Puleo=s compensation has been in the form of stock options. We have, however, recognized an expense of $60,000, $70,000 and $80,000 for the fiscal years ended March 31, 1997, 1998 and 1999, respectively, and an expense of $75,000 for the nine months ended December 31, 1999 as the value of his services to us. Please see Note 5 to the consolidated financial statements included in this registration statement.


Option grants in last fiscal year

         The following table sets forth certain information with respect to stock options granted in fiscal 1999 to the named executive officers.

                   OPTION GRANTS IN YEAR ENDED MARCH 31, 1999

                                                                 Individual Grants
                                                     ---------------------------------------
                             No. of Securities       % of Total Options
                             Underlying              Granted to Employees             Exercise   Expiration
Name                         Options Granted         in Fiscal Year                     Price       Date
----------------------------------------------------------------------------------------------------------------
Marc A. Puleo, M.D.              600,000                  30.2%                        $1.25       May 2003
President, Chief
Executive Officer,
Director

Year end option table

     During the fiscal year ended March 31, 1999 none of the named executive officers exercised any options issued by PetMedExpress. The following table sets forth information regarding stock options held as of March 31, 1999 by the named executive officers.

             AGGREGATE OPTION EXERCISES IN YEAR ENDED MARCH 31, 1999
                           AND YEAR-END OPTION VALUES

                                                        No. of Securities
                                                     Underlying Unexercised            Value of Unexercised
                   Shares                                  Options at                 In-the-Money options at
                 Acquired on        Value                March 31, 1999                   March 31, 1999
Name              Exercise        Realized         Exercisable    Unexercisable     Exercisable    Unexercisable
----              --------        --------         -----------    -------------     -----------    -------------
Marc A. Puleo,       --              --            1,140,000         600,000        $5,943,500     $2,925,000
President,  CEO

Employment Agreements

         In May 1998, we entered into a two year employment agreement with Dr. Puleo to serve as its President and chief executive officer. Under the terms of the employment agreement:

         * Dr. Puleo received options to acquire an aggregate of 600,000 shares of our common stock, exercisable until May 2003 at $1.25 per share, as compensation for his services to us during this period,

         * On the earlier of March 31, 2003 or the fiscal year in which we report sales of at least $20,000,000 or income from operations of at least $2,000,000 for any fiscal year on or before the fiscal year ending March 31, 2001, Dr. Puleo will receive a performance based bonus of five year options to purchase up to an additional 600,000 shares of our common stock at $1.25 per share,

         * Dr. Puleo can participate in any profit-sharing or retirement plan and in other employee benefits applicable to our employees and executives,

         * We can terminate the employment of Dr. Puleo either with or without good cause. If we terminate Dr. Puleo without cause, we are obligated to grant Dr. Puleo the performance-based options provided we should thereafter meet the stated criteria within the fiscal year in which Dr. Puleo was terminated. To the extent that Dr. Puleo's employment is terminated for cause, no severance benefits shall be paid.

         The employment agreement contains customary non-disclosure provisions, as well as an 18 month non-compete following the termination of the agreement.


         In January 2000, we entered into a two year employment agreement with Christopher Lloyd, our chief operating officer. Under the terms of the employment agreement:


         * Mr. Lloyd receives an annual salary of $80,000, subject to increase upon an annual review by our board of directors,


         * Mr. Lloyd was granted options to acquire an aggregate of 350,000 shares of our common stock, at $2.75 per share, which vest at the rate of 150,000 options on date of the agreement, and 100,000 options on each of the first and second annual anniversary date of the employment agreement. These options are exercisable for five years from the date they vest,

         * Mr. Lloyd can participate in any profit-sharing or retirement plan and in other employee benefits applicable to our employees and executives and we provide him with a car at our expense,

         * We can terminate the employment of Mr. Lloyd either upon mutual consent or for cause. If we should terminate Mr. Lloyd for cause, or if Mr. Lloyd should terminate the agreement, no severance benefits shall be paid. If we should terminate Mr. Lloyd without cause, we must give him three months notice and continue to compensate him under the terms of this employment agreement during those three months. At the end of the three month period, we must pay Mr. Lloyd severance benefits in a lump sum equal to the balance of his base compensation for the remainder of the term of the employment agreement, and his executive benefits shall continue for the balance of the term of the agreement and any previously granted but unvested options shall immediately vest.


         * Mr. Lloyd is also entitled to terminate the employment agreement for "good reason." The employment agreement provides that "good reason" includes if we should:


           - significantly change the nature or scope of his authorities, powers, functions, duties or responsibilities, or fail to elect him to the board of directors,

           - materially breach any of the terms of the employment agreement,

           - materially reduce his benefits if the reduction is not affected for all our executive employees,

           - if a successor company should fail to assume our obligations under the agreement, or
                                       30

           - if we should relocate our principal offices outside Broward or Palm Beach counties Florida.

         In the event of termination with good reason, Mr. Lloyd is entitled to a lump sum equal to the balance of his base compensation for the remainder of the term of the employment agreement, his benefits shall continue for the remainder of the term of the agreement and any previously granted but unvested options shall immediately vest.

         * If we should terminate Mr. Lloyd=s agreement at or within 12 months following a change in control of PetMedExpress, as defined in the employment agreement, for any reason other than cause, we must pay him a lump sum equal to the balance of his base compensation for the remainder of the term of the employment agreement, his benefits shall continue for the remainder of the term of the agreement and any previously granted but unvested options shall immediately vest.


         * The employment agreement contains customary non-disclosure provisions, as well as an 18 month non-compete following the termination of the agreement.

Directors Compensation


         We have adopted a compensation policy for our outside directors, which includes options are granted upon appointment under our 1998 Stock Option Plan to purchase 60,000 shares of our common stock, exercisable at the fair market value on the date of grant, to each outside director. These options vest at the rate of 15,000 options on the first, second, third and fourth annual anniversary date of the date of grant, provided that the individual remains a member of our Board of Directors on the respective vesting date. The options also provide that in the event of a sale of all or substantially all of our assets, or a merger, stock exchange or other form of business combination, the result of which being that our shareholders immediately preceding such transaction will own, after the consummation of such business combination, less that 51% of our than issued and outstanding voting securities, then, in such event, on the effective date of either the sale of all or substantially all of our assets or a business combination, all options not previously vested will immediately vest and become exercisable.


         We also provide directors and officers insurance coverage reimbursement for all reasonable out-of-pocket expenses the outside director incurs in attending our board of directors meetings.


         Messrs. Fulgoni, Bottum, Weaver and Garrick are currently our outside directors. In July 1999, when they joined our board, we granted each of Messrs. Fulgoni, Bottum and Weaver 60,000 options, exercisable at $6.125 per share, as compensation for their board service. In September 1999, upon joining our board, we granted Mr. Garrick 60,000 options, exercisable at $4.00 per share, as compensation for his board service.

         Members of our board of directors who are our executive officers do not receive any additional compensation for their services to us in their capacity as a member of our board of directors, other than coverage under our directors and officers insurance policy.

1998 Stock Option Plan

         The 1998 Stock Option Plan allows us to grant up to 3,000,000 options to key employees, including officers, and to non-employee directors and consultants. These options are intended to qualify either as incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or as nonstatutory stock options, which are options that are not intended to meet the requirements of that section of the Internal Revenue Code.

         The plan is administered by our board of directors. Under the plan, our board of directors has the authority to determine:

         -  the persons to whom options will be granted,

         -  the number of shares to be covered by each option,

         - whether the options granted are intended to be incentive stock options,

         -  the manner of exercise, and

         -  the time, manner and form of payment upon exercise of an option.

         Incentive stock options granted under the plan may not be granted at a price less than the fair market value of our common stock on the date of grant (or less than 110% of the fair market value in the case of employees holding 10% or more of our voting stock). Nonstatutory options may be granted at an exercise price established by our board of directors, but cannot be less than par value per share ($.001) of our common stock. Incentive stock options granted under the plan must expire not more than 10 years from the date of grant, and not more than five years from the date of grant in the case of incentive options granted to an employee who holds 10% or more of our voting stock.


         As of February 15, 2000, options to purchase 2,090,400 shares of our common stock, at exercise prices ranging from $1.25 to $6.50 per share, were outstanding under our 1998 Stock Option Plan.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In May 1997, Dr. Puleo was granted options to purchase 300,000 shares of our common stock exercisable at $.167 per share until May 2002. Such options were granted as additional consideration for the initial working capital of approximately $110,000 provided to us by Dr. Puleo.

         In May 1997, we also granted options to Double Diamond Trading, Inc., a principal shareholder, to purchase 300,000 shares of our common stock at $.367 per share exercisable until May 2002. Such options were granted as additional consideration for initial working capital of approximately $90,000 provided to us by Double Diamond Trading, Inc. Mr. Ami Weitzman is the sole officer, director and shareholder of Double Diamond Trading, Inc. We granted the options to Dr. Puleo at an exercise price lower than those granted to Double Diamond Trading, Inc. in consideration of the $20,000 in additional initial working capital provided to us by Dr. Puleo than that which was provided to us by Double Diamond Trading, Inc.


         In December 1998, Dr. Puleo advanced us $100,000 to be used as a deposit on the purchase of the land and building which are now our principal offices. The advance was repaid without interest in February 1999.

         In February 1999, we borrowed $1,950,000 from the father of Dr. Puleo to purchase the building and land we presently occupy as our principal offices. The loan was unsecured and carried interest at 15% per annum. The note was renewed as of March 31, 1999 for a two year period with an annual interest rate of 15% for April 1999, and 12% thereafter. On May 30, 1999, $1,500,000 of the note was repaid with the proceeds from a mortgage on the building and land obtained by us from a commercial bank, and the balance was repaid in October 1999.


         In April 1999, we purchased all of the issued and outstanding capital stock of Southeastern Veterinary Exports, Inc., a Florida corporation, for $1,000. Dr. Puleo was an officer of Southeastern Veterinary Exports, Inc. At the time of purchase, Southeastern Veterinary Exports, Inc. had an immaterial amount of assets and liabilities. We had previously utilized the services of Southeastern Veterinary Exports, Inc. for purchasing purposes, and we did not pay Southeastern Veterinary Exports, Inc. any commissions or mark-ups on the products it purchased on our behalf.


         We have purchased printing and mailing services from a company of which Dr. Puleo served as vice president of marketing from June 1997 until June 1998. For the fiscal years ended March 31, 1999 and 1998, we spent approximately $97,856 and $17,819, respectively, for these printing and mailing services. We did not use this company=s services during fiscal 1997 and discontinued their services in late 1998. We believe the prices paid to this company were approximately the same as or less than we would have paid from another third party source.

ITEM 8.  DESCRIPTION OF SECURITIES.

         Our authorized capital consists of 20,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share.

Common Stock



         Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders, including election of directors. There is no cumulative voting in the election of directors. The holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available for the payment of dividends, at a time, and in amounts, as the board of directors may from time to time determine. The shares of common stock are not convertible, and the holders have no preemptive or subscription rights to purchase any securities of PetMedExpress. Upon liquidation, dissolution or winding up of PetMedExpress, the holders of common stock are entitled to receive pro rata the assets of PetMedExpress that are legally available for distribution, after payment of all debts and other liabilities.


Preferred Stock

         Our board of directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series, and to fix or alter the designations, rights, preferences and any qualification, limitations or restrictions of the shares of each such series of preferred stock, including:

         -   the dividend rights,

         -   the dividend rates,

         -   conversion rights,

         -   voting rights,

         -   terms of redemption (including sinking fund provisions),

         -   redemption price or prices,

         -   liquidation preferences, and

         - the number of shares constituting any series or designations of a series.

         As of the date of this registration statement, a series of 250,000 shares of Convertible Preferred has been authorized by the board of directors, of which 6,250 shares remain unconverted and outstanding. The balance of these shares of Convertible Preferred Stock have previously been converted into shares of our common stock as provided by their terms. Therefore, 4,993,750 shares of preferred stock remain without designation. We have no present plans to issue any additional shares of preferred stock.

         The designations, rights and preferences of the Convertible Preferred provide that the shares

         - have full voting rights, share for share, with the then outstanding common stock as well as any other series of preferred stock then outstanding,

         - are convertible into 4.05 shares of common stock at any time at the option of the holder; provided, however, that the shares of Convertible Preferred must be converted in whole Units of 5,000 shares,

         -   are not redeemable,

         -   pay dividends at the sole discretion of the board of directors, and

         - in the event of our liquidation or winding up, carry a liquidation preference equal to $4.00 per share, without interest.

Options and Warrants

Options


         As of February 15, 2000, in addition to the options granted under our 1998 Stock Option Plan, we have outstanding options not under the 1998 Stock Option Plan to purchase up to an additional 1,113,000 shares of common stock, including:


         -   options granted to Dr. Puleo to purchase:

             - 300,000 shares of common stock at $.163 per share until May 2002, and

             - 240,000 shares of the common stock at $1.00 per share until May 2002, and

         - options granted to a non-employee principal shareholder of PetMedExpress to purchase 300,000 shares of common stock at $.367 per share until May 2002;

         - options granted to various employees to purchase an aggregate of 199,500 shares of common stock at prices ranging from $1.15 to $1.33 per share until July 2002; and

         - options granted as compensation for services rendered to us to purchase an aggregate of 103,500 shares of common stock at prices ranging from $1.33 to $2.00 per share until July 2002. This includes an option to purchase 22,500 shares at $1.33 per share granted to an affiliate of Atlas, Pearlman, Trop & Borkson, P.A., counsel for PetMedExpress.

         Once vested, these options may be exercised from time to time by the holders until their expiration date, and may be transferred at the discretion of the holders. The options also contain customary anti-dilution provisions in the event that we declare a stock split or stock dividend or that we otherwise recapitalize PetMedExpress.

Warrants

         In March 1998 we issued to Noble International Investments, Inc., a broker-dealer who was serving as our investment bankers, a warrant to purchase 300,000 shares of common stock at $1.25 per share until May 2002. This warrant was issued as compensation for one year of services rendered to us by Noble under a two year investment advisory agreement which expired in March 1999.


         The warrants may be exercised from time to time by the holders until their expiration date, and may be transferred at the discretion of Noble. Noble has transferred these warrants to three individuals, including two of its principal shareholders. We granted the holders demand and piggy back registration rights, and the warrants contain anti-dilution provisions in the event:


         - stock splits

         - stock dividends

         - if we make a general distribution to our common shareholders, other than as part of our dissolution or liquidation or the winding up of its affairs, of:

           *  any shares of our capital stock,
           *  any evidence of indebtedness, or
           * any of our assets (other than cash, shares of common stock or securities convertible into shares of common stock)

         - if we offer rights or warrants to all holders of our common stock which entitles them to subscribe to or purchase additional shares of our common stock or securities convertible into shares of our common stock.


         In November 1999, we issued a warrant to purchase 75,000 shares of our common stock at $3.50 per share to a non-employee principal shareholder in settlement of litigation. This three year warrant contains anti-dilution provisions in the event of stock splits or stock dividends. We also granted the holder of this warrant piggy-back registration rights

         In November 1999, we also issued a warrant to purchase 75,000 shares of our common stock at $3.75 per share to an NASD member firm as compensation for financial advisory services it is rendering to us under a one year agreement. This five year warrant contains anti-dilution provisions in the event of stock splits, stock dividends and certain other events. We also granted the holder of this warrant demand and piggy-back registration rights.

         In the event we propose to register any shares of common stock under the Securities Act of 1933, either for our own account or for the account of other security holders, the warrant holders having piggyback registration rights are entitled to receive notice of that registration, and are entitled to include their shares in the registration. The demand registration rights allow the warrant holders described above to request registration of all or any part of their shares of common stock at any time prior to the expiration of the registration rights.

         We are generally required to bear all of the expenses of these registrations, except underwriting discounts and commissions. The registration of any of the shares of common stock held by the warrant holders with registration rights would result in these shares becoming freely tradeable without restriction under the Securities Act of 1933 immediately upon effectiveness of that registration statement


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT=S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         Our common stock has been trading on the OTCBB under the symbol "PETS" since September 16, 1997. The following table sets forth for the period indicated the range of high and low closing sales prices per share of our common stock as reported on the OTCBB.
                                  High           Low
                                  ----           ---
FISCAL 1998
Second Quarter                   $  1.58       $ 1.25
Third Quarter                    $  1.67       $ 1.33
Fourth Quarter                   $  1.67       $ 1.25

FISCAL 1999
First Quarter                    $  3.67       $ 1.33
Second Quarter                   $  3.54       $ 2.75
Third Quarter                    $  4.75       $ 2.71
Fourth Quarter                   $  8.125      $ 3.50

FISCAL 2000
First Quarter                    $ 8.75        $ 6.125
Second Quarter                   $ 6.875       $ 4.375
Third Quarter                    $ 5.00        $ 2.50

         As of February 15, 2000, there were 52 holders of record of our common stock. The closing sales price for the common stock on February 23, 2000 as reported on the OTCBB was $3.50. We estimate there are in excess of 300 beneficial owners of our common stock.

A special note about penny stock rules

         Our common stock is covered by an SEC rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors, which are generally institutions with assets in excess of $5,000,000, or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities, and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause less broker-dealers to be willing to make a market in our common stock, and it may affect the level of news coverage we receive.


Dividend Policy

         The payment of dividends, if any, on either the Convertible Preferred Stock or our common stock is solely at the discretion of our board of directors. We have not declared or paid any dividends on either our Convertible Preferred Stock or our common stock, and we do not currently intend to declare or pay cash dividends in the foreseeable future. Our board of directors, in their sole discretion, determines the payment of dividends, if any, after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs and plans for expansion.

ITEM 2.  LEGAL PROCEEDINGS.


         Various complaints were filed with the Florida Board of Pharmacy and Florida Agency for Health Care Administration against PetMedExpress over the course of 1997 and 1998. Those complaints, the vast majority of which were filed by veterinarians who are in competition with us for the sale of pet prescription products, alleged violations of the Florida Pharmacy Act related to our alleged failure to verify prescriptions. By Order dated September 20, 1999, the Florida Board of Pharmacy approved a settlement of (i) all pending complaints and (ii) all future complaints relating to the alleged failure to verify prescriptions prior to September 20, 1999. Under the terms of the settlement, we paid the Florida Board of Pharmacy $7,671 for expenses and costs and a fine of $32,500.

         On October 8, 1999, the Louisiana Board of Pharmacy issued an official appearance notice summoning PetMedExpress to appear at an administrative hearing. We were charged with allegedly dispensing pet medications without obtaining authorization from the veterinarian or an authorized member of his or her staff in violation of Louisiana state law. The charges, which we contested, were precipitated by a public complaint filed by a veterinarian. The formal hearing has been continued to an unspecified date. By consent agreement dated February 8, 2000, the Louisiana Board of Pharmacy and PetMedExpress resolved the charges. We paid $3,000 to the Louisiana Board of Pharmacy for administrative costs and expenses of the investigation.

         On October 12, 1999, the Alabama State Board of Pharmacy issued to PetMedExpress a statement of charges and notice of hearing. The three count statement of charges alleged that we violated Alabama state law by allegedly dispensing or refilling pet medications without the prescription of a licensed practitioner or authorization of the prescriber. The charges, which PetMedExpress contested, were precipitated by complaints filed with the Alabama Board of Veterinary Medicine by three veterinarians. In February 2000, the Alabama State Board of Pharmacy and PetMedExpress agreed to a consent order resolving the matters at issue. The consent order provided that PetMedExpress= permit shall be placed on probation for a period of two years, subject to our compliance with the following:

         - we must implement and follow enhanced written policies and procedures,

         - our pharmacy manager must attend a yearly continuing education course in Alabama pharmacy law,

         - we must submit written reports to the Board on a quarterly basis documentation our continuing compliance with applicable rules and regulations in Alabama, and

         -   we must comply with applicable laws and regulations.

The consent order also required us to pay an administrative fine of $3,000.

         In July 1999, the FDA issued a warning letter to PetMedExpress regarding an unspecified instance or instances where we allegedly dispensed prescription veterinary drugs without obtaining a lawful written or oral order from a licensed veterinarian within the course of the veterinarian=s professional practice. We deny any alleged violation. We submitted a timely written response to the warning letter. The matter was subsequently referred to the FDA=s Center for Veterinary Medicine. Management does not believe the disposition of the FDA complaint will have a material impact on our results of operations or our financial position.

         In February 2000, the EPA issued a Stop Sale, Use or Removal Order to us regarding the alleged distribution or sale of a misbranded medication in violation of the Federal Insecticide, Fungicide, and Rodenticide Act, as amended. The order provides that we shall not distribute, sell, use or remove the products listed in the order which are allegedly misbranded. The order further provides that we shall not commence any sale or distribution of those products without the prior written approval of the EPA. We deny any alleged violation. We have submitted a written response to the order. Management does not believe the disposition of the EPA order will have a material impact on our results of operations or our financial position.

         Except as described above, we are not a party to any pending legal proceeding the resolution of which, our management believes, would have a material adverse effect on our results of operations or financial condition, nor to any other pending legal proceedings other than ordinary, routine litigation incidental to our business.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.


         Keefe, McCullough & Co. served as our independent auditor from March 1997 to March 1999. We dismissed Keefe, McCullough & Co. as our independent auditor on March 31, 1999 because our board of directors wanted to engage a national accounting firm. During the period that Keefe, McCullough & Co. were our independent auditors there were no disagreements with Keefe, McCullough & Co. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. No accountants= report on the financial statements of PetMedExpress issued by Keefe, McCullough & Co. contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. Keefe, McCullough & Co. continues to perform tax services and non-audit related advisory services for us.


         On April 7, 1999 we engaged Ernst & Young, LLP as our independent auditor for the fiscal year ended March 31, 1999. The decision to change audit firms was approved by our Board of Directors.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES


         In May 1997, we granted Dr. Puleo options to purchase 300,000 shares of our common stock exercisable at $.163 per share until May 2002. Such options were granted as additional consideration for the initial working capital of approximately $110,000 provided to us by Dr. Puleo. In May 1997, we also granted options to Double Diamond Trading, Inc., a principal shareholder, to purchase 300,000 shares of our common stock at $.367 per share exercisable until May 2002. Such options were granted as additional consideration for initial working capital of approximately $90,000 provided to us by Double Diamond Trading, Inc. Mr. Ami Weitzman is the sole officer, director and shareholder of Double Diamond Trading, Inc. Both Dr. Puleo and Double Diamond Trading, Inc., including Mr. Weitzman, are accredited investors and these options were granted under an exemption from registration under the Securities Act of 1933 in reliance on
Section 4(2) of the act. These options remain unexercised.

         In May 1997, PetMedExpress sold an aggregate of 777,749 shares of its common stock at $1.00 per share on a "best efforts" basis in a private placement. This private placement was exempt from registration under the Securities Act of 1933 in reliance on Sections 4(2) or 3(b) of such act, and Rule 504 of Regulation D. This offering was made to accredited or otherwise qualified investors who met the suitability standards set forth in the private offering memorandum. Investors who were not accredited investors had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate PetMedExpress. We received a total of $777,749 in gross proceeds from this offering and paid sales commissions to broker-dealers who were NASD members totaling $77,775.

         In May 1997, we granted an option to purchase an aggregate of 240,000 shares of common stock at an exercise price of $1.00 per share to an unrelated entity in exchange for operational consulting services valued at $62,400. In March 1998, we issued Noble a warrant to purchase 300,000 shares of common stock at an exercise price of $1.25 per share in exchange for financial consulting services valued at $60,000. The recipients were accredited investors, and the securities were issued under an exemption from registration under the Securities Act of 1933 in reliance on Section 4(2) of the act. The option was exercised in May 1999, and the warrant remains unexercised.


         In January 1998, PetMedExpress issued 27,000 shares of common stock to three key employees as compensation for services. These employees were sophisticated investors and had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate PetMedExpress. These shares were returned to the Company and canceled in March 1998.


         In April 1998, we sold an aggregate of 250,000 shares of our Convertible Preferred Stock to a group of accredited or otherwise sophisticated investors in a private placement exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) and Regulation D, Rule 505, at a sale price of $4.00 per share on a "best efforts" basis. The sophisticated investors had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate PetMedExpress. Each share of Convertible Preferred is convertible, at the option of the holder, into 4.05 shares of common stock. Noble International Investments, Inc., an NASD member firm, acted as placement agent in the offering and as compensation therefore received a commission equal to 10% of the sales made by it, or an aggregate of $99,750, and a non-accountable expense allowance equal to 3% of the sales made by it, or an aggregate of $29,925. An aggregate of 243,750 shares of Convertible Preferred Stock were converted into common stock as of the date of this registration statement and 6,250 shares are outstanding.

         In April 1998, we issued an option to purchase an aggregate of 103,500 shares of our common stock to a group of five individuals and entities as compensation for services rendered to PetMedExpress. These services were valued at $99,360. The options are exercisable at an average exercise price of $1.55 per share, and were issued under an exemption from registration under the Securities Act of 1933 in reliance on Section 4(2) of that act. These individuals and entities accredited or otherwise qualified investors who had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate PetMedExpress.

         In May 1998, PetMedExpress issued an aggregate of 9,801 shares of its common stock to certain key employees as additional compensation for their services to PetMedExpress. We valued these shares at $22,672. These employees were sophisticated investors and had full access to, or were otherwise provided with, all relevant information reasonably necessary to evaluate PetMedExpress.

         In May 1998, we also issued 6,000 shares of common stock as compensation for legal services preformed for PetMedExpress. These services were valued at $38,800. The recipient was an accredited investor and the issuance was exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of that act.

         In February 1999, we sold an aggregate of 333,333 shares of its common stock at $3.00 per share on a "best efforts" basis in a private placement, resulting in gross proceeds of $999,999. This private placement was exempt from registration under the Securities Act of 1933 in reliance on Sections 4(2) or 3(b) of such act, and Rule 504 of Regulation D. This offering was made to accredited investors. Noble received a selling commission equal to 10% of the gross proceeds of the offering, or an aggregate of $99,999.

         In November 1999, we issued a warrant to purchase 75,000 shares of our common stock at $3.50 per share to a non-employee principal shareholder in settlement of litigation. The recipient was a sophisticated investor who had full access to, or was otherwise provided with, all relevant information reasonably necessary to evaluate PetMedExpress. We valued these warrants at $140,000. This issuance was exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of such act.

         In November 1999, we issued a warrant to purchase 75,000 shares of our common stock at $3.75 per share to an NASD member firm for financial advisory services under a one year agreement. We valued these warrants at $189,750. This issuance was exempt from registration under the Securities Act of 1933 in reliance on Section 4(2) of such act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


         The Florida Business Corporation Act permits the indemnification of directors, employees, officers and agents of Florida corporations. The Company's Articles of Incorporation and Bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the Corporation Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 1.  INDEX TO EXHIBITS.

Exhibit
Number   Description                                                        Page
                                                                            ----

3.1      Amended and Restated Articles of Incorporation(1)
3.2      By-Laws(1)
4.1      Form of Warrant issued to Noble International Investments, Inc.(1)
4.2      Specimen common stock certificate(1)
10.1     Amended and Restated Employment Agreement with Marc A. Puleo(1)
10.2     Employment Agreement with Chris Lloyd
10.3     1998 Stock Option Plan(1)
10.4 Loan and Security Agreement dated September 17, 1999 by and between the Company and Southtrust


         Bank, National Association(1)
10.5 Promissory Note for $1,000,000 from the Company to Southtrust Bank, National Association dated September 17, 1999(1)

10.6     Proxy from Double Diamond Trading, Inc. to Marc Puleo(1)
10.7 Security Agreement dated September 17, 1999 by and between the Company and Southtrust Bank, National Association(1)

10.8 Florida Real Estate Mortgage, Assignment of Leases and Rents and Security Agreement dated April 29, 1999 by and between the Company and Southtrust Bank, National Association(1)

10.9 Mortgage Modification Agreement dated September 17, 1999 by and between the Company, Marc A. Puleo and Southtrust Bank, National Association(1)

10.10 Promissory Note for $1,680,000 from the Company to Southtrust Bank, National Association dated April 29, 1999(1)

10.11    Promissory Note for $1,950,000 to Philip Puleo(1)

10.12    Letter Agreements with South Trust Bank, N.A.
10.13    Professional Services Agreement
16       Letter from Keefe, McCullough & Co. regarding change in certifying accountants
21       Subsidiaries of the registrant

27       Financial Data Schedule(2)

(1) previously filed
(2) filed herewith

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                PetMedExpress.com, Inc.

                                By: /s/ Marc A. Puleo, M.D.
                                    --------------------------------------------
                                Marc A. Puleo, M.D., Chief Executive Officer and President


Date: February 25, 2000

                        Consolidated Financial Statements

                             PetMedExpress.com, Inc.
                                 and Subsidiary

                 Years ended March 31, 1997, 1998 and 1999 and
                nine months ended December 31, 1998 (unaudited)
                             and December 31, 1999
                      with Report of Independent Auditors

                     PetMedExpress.com, Inc. and Subsidiary

                        Consolidated Financial Statements

                  Years ended March 31, 1997, 1998 and 1999 and nine months ended December 31, 1998 (unaudited) and December 31, 1999

                                    Contents
Report of Independent Auditors....................................................................................F-1

Consolidated Financial Statements

Consolidated Balance Sheets as of March 31, 1998 and 1999 and
   December 31, 1999..............................................................................................F-2
Consolidated Statements of Operations for the years ended March 31,
   1997, 1998 and 1999 and for the nine months ended December 31,
   1998 (unaudited) and 1999......................................................................................F-3
Consolidated Statement of Changes in Stockholders' Equity for the
   years ended March 31, 1997, 1998 and 1999 and for the nine months ended December 31, 1999........................................................................................F-4
Consolidated Statements of Cash Flows for the years ended March 31,
   1997, 1998 and 1999 and for the nine months ended December 31,
   1998 (unaudited) and 1999......................................................................................F-5
Notes to Consolidated Financial Statements........................................................................F-7


                         Report of Independent Auditors

The Board of Directors
PetMedExpress.com, Inc.
   and Subsidiary

We have audited the accompanying consolidated balance sheet of PetMedExpress.com, Inc. and subsidiary as of March 31, 1999 and December 31, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year and nine months then ended, respectively. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PetMedExpress.com, Inc. and subsidiary at March 31, 1999 and December 31, 1999, and the results of its operations and its cash flows for the year and nine months then ended, respectively, in conformity with accounting principles generally accepted in the United States.

                                               Ernst & Young LLP

February 4, 2000, except for Note 4,
   as to which the date is February 24, 2000

                     PetMedExpress.com, Inc. and Subsidiary

                           Consolidated Balance Sheets

                                                                            March 31                 December 31
                                                                     1998           1999                1999
                                                                --------------------------------    ------------
Assets
Current assets:
   Cash and cash equivalents                                     $  771,584       $  685,749         $  769,811
   Accounts receivable, less allowance for
     doubtful accounts of $5,489, $3,849 and
     $140,183 as of March 31, 1998, 1999 and
     December 31, 1999, respectively                                295,250          314,691            121,574
   Inventories                                                      468,697        1,576,713          1,940,533
   Income taxes receivable                                               --               --             96,365
   Prepaid expenses and other current assets                        118,275           94,281            306,004
                                                                --------------------------------    ------------
Total current assets                                              1,653,806        2,671,434          3,234,287

Property and equipment, net                                         244,508        2,862,267          3,286,449

Other assets, net                                                    68,195           95,170             62,501

                                                                --------------------------------    ------------
Total assets                                                     $1,966,509       $5,628,871         $6,583,237
                                                                ================================    ============

                                                                            March 31                 December 31
                                                                     1998           1999                1999
                                                                --------------------------------    ------------
Liabilities and stockholders' equity
Current liabilities:
   Accounts payable                                             $   299,218      $   438,247        $   421,803
   Line of credit                                                        --               --            500,000
   Current portion of capital lease obligations                      19,817            9,828            355,093
   Current portion of mortgage payable                                   --               --             64,229
   Accrued expenses                                                 193,118          185,627            357,547
   Stock subscription deposits                                      799,290               --                 --
                                                               -----------------------------    ---------------
Total current liabilities                                         1,311,443          633,702          1,698,672

Deferred membership fee revenue                                     174,528          327,529            286,838
Capital lease obligations, less current portion                      20,545            6,699            114,353
Note payable to related party                                            --        1,950,000                 --
Mortgage payable, less current portion                                   --               --          1,583,248

Commitments and contingencies

Stockholders' equity:
   Preferred stock, $.001 par value, 5,000,000
     shares authorized; 6,250 convertible shares issued and
     outstanding at March 31, 1999 and December 31, 1999
     with a liquidation preference of $4 per share                       --           22,246             22,246
   Common stock, $.001 par value, 20,000,000 shares
     authorized; 4,787,499, 6,120,822 and 6,369,822 shares
     issued and outstanding at March 31, 1998, 1999 and
     December 31, 1999, respectively                                  4,787            6,121              6,370
   Additional paid-in capital                                     1,934,254        3,858,486          4,519,985
   Accumulated deficit                                           (1,479,048)      (1,175,912)        (1,648,475)
                                                               -----------------------------    ---------------
Total stockholders' equity                                          459,993        2,710,941          2,900,126
                                                               -----------------------------    ---------------
Total liabilities and stockholders' equity                      $ 1,966,509      $ 5,628,871        $ 6,583,237
                                                               =============================    ===============

See accompanying notes.

                     PetMedExpress.com, Inc. and Subsidiary

                      Consolidated Statements of Operations

                                                                                                           Nine months ended
                                                                 Year ended March 31                           December 31
                                                         1997           1998            1999             1998             1999
                                                   -----------------------------------------------    -----------------------------
                                                                                                      (Unaudited)
Sales                                              $    602,191     $  3,493,534     $ 10,224,178     $  7,629,262     $ 11,597,084
Cost of sales                                           350,538        2,037,876        5,646,187        4,142,409        6,181,656
                                                   -----------------------------------------------    -----------------------------
Gross profit                                            251,653        1,455,658        4,577,991        3,486,853        5,415,428
                                                   -----------------------------------------------    -----------------------------

Operating expenses:
   General and administrative                           492,873        2,309,498        3,386,641        2,439,167        4,316,622
   Advertising                                           36,202          307,380          867,160          566,779        1,141,328
   Depreciation and amortization                          7,597           57,081           96,779           67,350          254,637
                                                   -----------------------------------------------    -----------------------------
Total operating expenses                                536,672        2,673,959        4,350,580        3,073,296        5,712,587
                                                   -----------------------------------------------    -----------------------------
Income (loss) from operations                          (285,019)      (1,218,301)         227,411          413,557         (297,159)

Other income (expense):
   Interest expense                                      (2,498)          (5,934)         (57,714)          (3,936)        (181,703)
   Interest income                                         --              9,512           15,577           10,545           23,812
   Other, net                                              --             23,192          117,862           92,386          (17,513)
                                                   -----------------------------------------------    -----------------------------
Income (loss) before provision for
   income taxes                                        (287,517)      (1,191,531)         303,136          512,552         (472,563)
Provision for income taxes                                 --               --               --               --               --
                                                   -----------------------------------------------    -----------------------------

Net income (loss)                                      (287,517)      (1,191,531)         303,136          512,552         (472,563)
Accretion for beneficial conversion
   feature of preferred stock                              --               --            771,525          771,525             --
                                                   -----------------------------------------------    -----------------------------
Net loss available to common
   stockholders                                    $   (287,517)    $ (1,191,531)    $   (468,389)    $   (258,973)    $   (472,563)
                                                   ===============================================    =============================

Basic and diluted loss per common
   share                                           $      (0.07)    $      (0.27)    $      (0.09)    $      (0.05)    $      (0.07)
                                                   ===============================================    =============================

 Weighted average number of common
   share outstanding                                  4,009,500        4,494,054        5,333,355        5,148,774        6,369,822
                                                   ===============================================    =============================


See accompanying notes.

                     PetMedExpress.com, Inc. and Subsidiary

            Consolidated Statement of Changes in Stockholders' Equity

                                                                      Convertible                     Common
                                                                    Preferred Stock                    Stock
                                                             ----------------------------------------------------------
                                                                   Shares       Amount           Shares       Amount
                                                             -----------------------------------------------------------
Balance at April 1, 1996                                              --      $      --             --     $      --
   Sale of common stock                                               --             --        4,009,750         4,010
   In-kind contribution of services                                   --             --             --            --
   Net loss                                                           --             --             --            --
                                                             -----------------------------------------------------------
Balance at March 31, 1997                                             --             --        4,009,750         4,010
   Sale of common stock, less issuance costs
     of $23,765                                                       --             --          777,749           777
   Issuance of stock options at below market price                    --             --             --            --
   Issuance of stock options in exchange for services                 --             --             --            --
   In-kind contribution of services                                   --             --             --            --
   Net loss                                                           --             --             --            --
                                                             -----------------------------------------------------------
Balance at March 31, 1998                                             --             --        4,787,499         4,787
   Sale of convertible preferred stock,  net of                    250,000        116,288           --            --
     issuance costs
   Accretion for beneficial conversion feature of
     preferred stock                                                  --          771,525           --            --
   Conversion of convertible preferred stock into
     common stock                                                 (243,750)      (865,567)       987,189           987
   Sale of common stock, net of issuance costs                        --             --          318,333           319
   Issuance of common stock in exchange for services                  --             --            6,000             6
   Issuance of common stock in exchange for software                  --             --           12,000            12
   Issuance of common stock in exchange for employee
     services                                                         --             --            9,801            10
   Issuance of stock options in exchange for services                 --             --             --            --
   In-kind contribution of services                                   --             --             --            --
   Net income                                                         --             --             --            --
                                                             -----------------------------------------------------------
Balance at March 31, 1999                                            6,250         22,246      6,120,822         6,121
   Exercise of stock options                                          --             --          246,000           246
   Issuance of options in settlement of litigation                    --             --             --            --
   Issuance of warrants in exchange for prepaid
     services                                                         --             --             --            --
   Sale of common stock                                               --             --            3,000             3
   In-kind contribution of services                                   --             --             --            --
   Net loss                                                           --             --             --            --
                                                             -----------------------------------------------------------
Balance at December 31, 1999                                         6,250    $    22,246      6,369,822   $     6,370
                                                             ===========================================================

[RESTUBBED TABLE]

                                                               Additional
                                                                 Paid-In     Accumulated
                                                                 Capital       Deficit        Total
                                                            ------------------------------------------
Balance at April 1, 1996                                     $      --      $      --      $      --
   Sale of common stock                                          458,047           --          462,057
   In-kind contribution of services                               60,000           --           60,000
   Net loss                                                         --         (287,517)      (287,517)
                                                            ------------------------------------------
Balance at March 31, 1997                                        518,047       (287,517)       234,540
   Sale of common stock, less issuance costs
     of $23,765                                                  753,707           --          754,484
   Issuance of stock options at below market price               470,100           --          470,100
   Issuance of stock options in exchange for services            122,400           --          122,400
   In-kind contribution of services                               70,000           --           70,000
   Net loss                                                         --       (1,191,531)    (1,191,531)
                                                            ------------------------------------------
Balance at March 31, 1998                                      1,934,254     (1,479,048)       459,993
   Sale of convertible preferred stock,  net of                  771,525           --          887,813
     issuance costs
   Accretion for beneficial conversion feature of
     preferred stock                                            (771,525)          --             --
   Conversion of convertible preferred stock into
     common stock                                                864,580           --             --
   Sale of common stock, net of issuance costs                   782,848           --          783,167
   Issuance of common stock in exchange for services              38,794           --           38,800
   Issuance of common stock in exchange for software              35,988           --           36,000
   Issuance of common stock in exchange for employee
     services                                                     22,662           --           22,672
   Issuance of stock options in exchange for services             99,360           --           99,360
   In-kind contribution of services                               80,000           --           80,000
   Net income                                                       --          303,136        303,136
                                                            ------------------------------------------
Balance at March 31, 1999                                      3,858,486     (1,175,912)     2,710,941
   Exercise of stock options                                     247,752           --          247,998
   Issuance of options in settlement of litigation               140,000           --          140,000
   Issuance of warrants in exchange for prepaid
     services                                                    189,750           --          189,750
   Sale of common stock                                            8,997           --            9,000
   In-kind contribution of services                               75,000           --           75,000
   Net loss                                                         --         (472,563)      (472,563)
                                                            ------------------------------------------
Balance at December 31, 1999                                 $ 4,519,985    $(1,648,475)   $ 2,900,126
                                                            ==========================================


See accompanying notes

                     PetMedExpress.com, Inc. and Subsidiary

                      Consolidated Statements of Cash Flows

                                                                                                            Nine months ended
                                                        Year ended March 31                                    December 31
                                                        1997            1998             1999            1998            1999
                                                    ---------------------------------------------      ----------------------------
                                                                                      (Unaudited)
Cash flows from operating activities
Net income (loss)                                   $  (287,517)     $(1,191,531)     $   303,136      $   512,552      $  (472,563)
Adjustments to reconcile net income
     Depreciation                                         7,517           54,334           87,434           59,221          210,917
     Amortization                                            80            2,747            9,345            8,129           43,720
     Amortization of deferred
       membership fee revenue                              --            (31,117)        (427,871)        (394,397)        (440,858)
     Provision for doubtful accounts                       --              5,489            1,640            1,640          167,052
     Issuance of stock options in
       settlement of litigation                            --               --               --               --            140,000
     In-kind contribution of services                    60,000           70,000           80,000           60,000           75,000
     Issuance of common stock and
       options in exchange for services                    --            592,500          138,160          138,160              --
     Issuance of common stock in
       exchange for employee services                      --               --             22,672           22,672              --
     Changes in operating assets and
       liabilities:
         Accounts receivable                             (7,748)        (292,991)         (21,081)         111,141           26,065
         Inventories                                   (109,068)        (359,629)      (1,108,016)      (1,289,551)        (363,820)
         Prepaid expenses and other
           current assets                               (11,241)        (107,034)          23,994          (11,123)         (21,973)
          Income taxes receivable                          --               --               --               --            (96,365)
         Accounts payable                                56,431          242,787          139,029         (159,331)         (16,444)
         Accrued expenses and taxes                       9,965          183,154           (7,491)          (3,391)         171,920
         Deferred membership fee revenue                   --            205,645          580,872          522,614          400,167
                                                    ---------------------------------------------      ----------------------------
Net cash used in operating activities                  (281,581)        (625,646)        (178,177)        (421,664)        (177,182)
                                                    ---------------------------------------------      ----------------------------

Cash flows from investing activities
Purchases of property and equipment                     (73,085)        (169,728)      (2,669,192)         (65,179)        (402,758)
Other assets                                             (5,304)         (65,773)         (36,321)        (192,670)         (11,051)
                                                    ---------------------------------------------      ----------------------------
Net cash used in investing activities                   (78,389)        (235,501)      (2,705,513)        (257,849)        (413,809)
                                                    ---------------------------------------------      ----------------------------


Continued on next page.


                     PetMedExpress.com, Inc. and Subsidiary

                Consolidated Statements of Cash Flows (continued)


                                                                                             Nine months ended
                                                      Year ended March 31                        December 31
                                                1997          1998          1999            1998            1999
                                           ------------------------------------------- ---------------------------------
                                                                                         (Unaudited)

Cash flows from financing activities
Net proceeds from sale of common stock         $462,056   $    754,538   $   783,167                -          8,999
Exercise of stock options                             -              -             -                -        247,999
Proceeds from sale of convertible
  preferred stock                                     -              -        88,523           88,523              -
Payments on capital lease obligations            (8,038)       (15,145)      (23,835)         (15,089)       (21,789)
Borrowings under line of credit
   agreement                                          -              -             -                -        500,000
Payments on mortgage payable                          -              -             -                -        (32,523)
Borrowings (repayments) under note
  payable to related party                            -              -     1,950,000                -     (1,950,000)
Proceeds from mortgage payable                        -              -             -                -      1,680,000
Stock subscription deposits                           -        799,290             -                -              -
Proceeds from capital lease
   obligations                                        -              -             -                -        242,367
                                           ------------------------------------------- ---------------------------------
Net cash provided by financing activities       454,018      1,538,683     2,797,855           73,434        675,053
                                           ------------------------------------------- ---------------------------------

Net increase (decrease) in cash and cash
  equivalents                                    94,048        677,536       (85,835)        (606,079)        84,062

Cash and cash equivalents at beginning
  of fiscal year                                      -         94,048       771,584          771,584        685,749
                                           ------------------------------------------- ---------------------------------
Cash and cash equivalents at end of
   fiscal year                               $   94,048   $    771,584   $   685,749      $   165,505    $   769,811
                                           =========================================== =================================

Supplemental disclosure of cash flow
information
Cash paid for interest                       $    4,498   $      5,934   $    57,714      $     3,936    $   152,692
                                           =========================================== =================================

Cash paid for income taxes                   $        -   $          -   $    97,000      $         -    $         -
                                           =========================================== =================================

Supplemental disclosures of noncash
financing activities
Issuance of common stock in
   exchange for software                     $        -   $          -   $    36,000      $         -    $         -
                                           =========================================== =================================
Equipment purchased through capital
   lease obligations                         $        -   $          -   $         -      $         -    $   223,284
                                           =========================================== =================================
Warrants issued in exchange for prepaid
   services                                  $        -   $          -   $         -      $         -    $   189,750
                                           =========================================== =================================
Preferred stock issued to subscription
   receivable holders                        $        -   $          -   $   799,290      $         -    $         -
                                           =========================================== =================================

See accompanying notes.

                     PetMedExpress.com, Inc. and Subsidiary

                   Notes to Consolidated Financial Statements

                                December 31, 1999

1. Summary of Significant Accounting Policies

Organization

PetMedExpress.com, Inc. and subsidiary (the Company) is a direct marketer of household pet medications and other pet products and is located in the Ft. Lauderdale, Florida area. The Company distributes catalogs to its customers and potential customers and takes orders by telephone, internet and mail. Almost all of the Company's sales are to residents of the United States.

During April 1999, the Company acquired at nominal cost the outstanding common stock of an affiliate which had an immaterial amount of assets and liabilities. The Company had previously utilized the services of the affiliate for purchasing purposes.

The unaudited financial statements and information contained herein for the period indicated have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States, for complete financial statements. In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for a fair presentation have been included.

The Company's fiscal year end is March 31. References herein to fiscal 1997, 1998 or 1999 refer to the Company's fiscal years ended March 31, 1997, 1998 and 1999, respectively.

Principles of Consolidation

The consolidated financial statements include the accounts of PetMedExpress.com, Inc. and its wholly-owned subsidiary. All significant intercompany transactions have been eliminated in consolidation.

Revenue Recognition and Deferred Membership Fee Revenue

Product sales are recognized upon shipment. Deferred membership revenue consists of cash collected on the sale of one and three-year memberships. Membership fees are amortized to income ratably over the membership period. Outbound shipping and handling fees are included in sales upon shipment.

                     PetMedExpress.com, Inc. and Subsidiary

Cash and Cash Equivalents

The Company considers all highly-liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories

Inventories are priced at the lower of cost or market value using a weighted average cost method.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Furniture, fixtures, equipment and computer software are depreciated over periods ranging from five to seven years. The building is being depreciated over 25 years. Assets under capital lease agreements are amortized over the shorter of the underlying lease agreement or the useful life of the asset.

Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability of assets is measured by comparison of the carrying amount of the asset to net future cash flows expected to be generated from the asset. No impairment has been recognized in the accompanying financial statements.

                     PetMedExpress.com, Inc. and Subsidiary

1. Summary of Significant Accounting Policies (continued)

Research and Development

The Company contracted with a pharmaceutical research firm to develop generic forms of certain of the Company's pet medication product offerings. Costs related to the development of these items have been expensed as incurred.

During the nine months ended December 31, 1999, the Company incurred approximately $28,600 of research and developments costs, which are included in general and administrative expenses in the accompanying consolidated statement of operations. No such costs were incurred in fiscal 1997, 1998 or 1999.

Advertising

The Company's advertising expense consists primarily of television advertising and catalog production costs. Television costs are expensed as the ads are televised and catalog costs are expensed when the related catalogs are distributed or superseded. Advertising expense for fiscal 1997, 1998 and 1999 and for the nine months ended December 31, 1999 was $36,202, $307,380, $867,160 and $1,141,328, respectively.

Accounting for Stock Based Compensation

The Company accounts for employee stock options using the intrinsic value method as prescribed by Accounting Principles Board Opinion No.25 Accounting for Stock Issued to Employees. The Company follows the disclosure provisions of Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation and for valuing common stock equivalents issued to nonemployees.

Significant Risks and Uncertainties--Product Supply

Two multi-national pharmaceutical companies which manufacture, among other products, heartworm medication and flea and tick control products, two of the best selling products of the Company, have refused to sell these items directly to the Company. Therefore, the Company must obtain its inventory of these items through cooperating wholesale sources. To the extent that the Company is unable to purchase these products from other sources or if they can only be purchased at prices which make their resale uncompetitive in the marketplace, it could have a

                     PetMedExpress.com, Inc. and Subsidiary

1. Summary of Significant Accounting Policies (continued)

materially adverse impact on the Company's sales. However, the multi-national company's patent for the heartworm medication expired in June 1999 and the Company, as well as a number of other manufacturers, are planning to produce generic forms of this medication.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying amount of the mortgage payable, line of credit and capital lease obligations approximate fair value as their interest rates approximate current market rates.

Comprehensive Income

The Company has adopted SFAS No. 130, Reporting Comprehensive Income, which requires that all items that are recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The items of other comprehensive income that are typically required to be displayed are foreign currency items, minimum pension liability adjustments, and unrealized gains and losses on certain investments in debt and equity securities. There were no items of other comprehensive income for any periods presented herein.

Income Taxes

The company accounts for income taxes under SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                     PetMedExpress.com, Inc. and Subsidiary

1. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not expect that the adoption of SFAS No. 133 will have a material impact on its financial statements because the Company does not currently hold any derivative instruments.

2. Property and Equipment

Major classifications of property and equipment are as follows:

                                                                           March 31                 December 31
                                                                     1998             1999              1999
                                                              ------------------------------------------------------
Land                                                            $           -        $   863,758      $   863,758
Building                                                                    -          1,057,588        1,371,547
Computer software                                                     166,555            195,221          393,609
Furniture, fixtures and equipment                                      76,258            128,866          431,162
Equipment and software under capital leases                            63,545             63,545          586,573
Projects in process                                                         -            702,572                -
                                                              ------------------------------------------------------
                                                                      306,358          3,011,550        3,646,649
Less accumulated depreciation                                          61,850            149,283          360,200
                                                              ------------------------------------------------------
                                                                $     244,508       $  2,862,267     $  3,286,449
                                                              ======================================================

Projects in process at March 31, 1999, consists of computer software and furniture, fixtures and equipment which were acquired by the Company in March 1999 but could not be placed in service until the Company completed the move to its new headquarters in June 1999. These items were transferred to the appropriate fixed asset category during the nine months ended December 31, 1999.

                     PetMedExpress.com, Inc. and Subsidiary

2. Property and Equipment (continued)

Amortization expense for equipment under capital leases was $2,553, $21,898, $15,637 and $78,242 for fiscal 1997, 1998 and 1999 and the nine months ended December 31, 1999, respectively.

3. Capital Leases

The Company leases equipment under capital lease agreements with outside third parties. At December 31, 1999, the Company had not made certain scheduled payments under one of the capital lease agreements as a result of a dispute with the lease holder. Approximately $114,000 of capital lease obligations which are scheduled for payment in periods beyond December 31, 2000 have been classified as a current liability, in the accompanying balance sheet and in the schedule below, as a result of the Company not making scheduled payments under the related capital lease agreement. Future payments under capital leases with initial terms of one year or more consisted of the following at December 31, 1999:

         Year ended December 31:
            2000                                                                               $413,287
            2001                                                                                 97,297
            2002                                                                                 21,108
            2003                                                                                  5,277
                                                                                        -------------------
                                                                                                536,969
         Amount representing interest                                                            67,523
                                                                                        -------------------
                                                                                                469,446

         Less current portion                                                                   355,093
                                                                                        -------------------
                                                                                               $114,353
                                                                                        ===================

4. Mortgage Payable and Line of Credit Agreement

On April 30, 1999, the Company entered into a $1,680,000 mortgage agreement with SouthTrust Bank for the building and land which are used as the Company's headquarters and warehouse. The mortgage is for a seven year period with 20 year amortization and bears annual interest of 7.75%. The building and land have been pledged as collateral for the mortgage, which is also personally guaranteed by the President and CEO of the Company. Mortgage proceeds of $1,500,000 were used to reduce the note due to the father of the President and CEO (see Note 8).

                     PetMedExpress.com, Inc. and Subsidiary

4. Mortgage Payable and Line of Credit Agreement (continued)

Future payments due under the mortgage payable consisted of the following at December 31, 1999:

         Year ended December 31:
            2000                                                                            $     64,229
            2001                                                                                  69,099
            2002                                                                                  74,729
            2003                                                                                  80,817
            2004                                                                                  87,093
         Thereafter                                                                            1,271,510
                                                                                        -------------------
                                                                                              $1,647,477
                                                                                        ===================

In September 1999, the Company entered into a $1,000,000 line of credit agreement with SouthTrust Bank . Borrowings under the line of credit are limited to 40% of the value of the Company's eligible inventory and accrue interest at the lending institution's base rate plus 1% (9.5% at December 31, 1999). The line of credit is secured by substantially all the assets of the Company. At December 31, 1999, $500,000 was outstanding under the line of credit agreement. Both the line of credit and mortgage payable contain various financial and operating covenants.

On February 24, 2000, the Company agreed to maintain $300,000 with SouthTrust Bank, as additional collateral on the mortgage and line of credit, in exchange for waivers/amendments to two financial covenants. The restriction to maintain these funds expires no later than December 24, 2000.

5. Stockholders' Equity

Fiscal 1999

Effective February 24, 1999, the Company declared a three for one stock split of its common stock. All common stock and stock option data in these financial statements have been adjusted to give retroactive effect to the stock split.

In February 1999, the Company completed a private placement of 333,333 shares of common stock at a price of $3.00 per share, less issuance costs of $180,832. Issuance costs of $120,000

                     PetMedExpress.com, Inc. and Subsidiary

5.       Stockholders' Equity (continued)

were satisfied as part of the offering in exchange for 40,000 shares valued at the offering price of $3.00 per share. In addition, as part of this offering the Company accepted computer software instead of cash in exchange for 12,000 shares valued at the offering price of $3.00 per share. As of December 31, 1999, all 333,333 shares of this offering had been issued.

In May 1998, the Company issued 9,801 shares of common stock to certain key employees as compensation for services. Compensation expense of $22,672 was recorded in connection with these transactions.

In Fiscal 1999, the Company issued 6,000 shares of common stock in exchange for legal services valued at $38,800 which were performed on behalf of the Company. The Company used the estimated value of the services performed to record the fair value of the above transaction.

Preferred Stock

In April 1998, the Company issued 250,000 shares of its $.001 par value preferred stock at a price of $4.00 per share, less issuance costs of $112,187. Each share of the preferred stock is convertible into approximately 4.05 shares of common stock at the election of the shareholder. The preferred stock was recorded at $887,813, net of the value of the beneficial conversion feature of $771,525. The value of the beneficial conversion feature was computed as the difference between the closing market price of the Company's common stock ($1.75 per share) and the conversion price of the preferred stock ($.988 per share) on the date the preferred stock was sold. This amount was immediately recognized as a reduction to net income available to common stockholders. The shares have a liquidation value of $4.00 per share and may pay dividends at the sole discretion of the Company. The Company does not anticipate paying dividends to the preferred shareholders in the foreseeable future. Each share of preferred stock is entitled to one vote on all matters submitted to a vote of shareholders of the Company. As of December 31, 1999, 6,250 shares of the convertible preferred stock remained unconverted and outstanding.

In-Kind Contribution of Services

During fiscal years 1997, 1998 and 1999 and the nine months ended December 31, 1999, the Company's President and Chief Executive Officer (CEO) did not receive a salary for services

                     PetMedExpress.com, Inc. and Subsidiary

5. Stockholders' Equity (continued)

performed on behalf of the Company. The Company does not intend to pay the President and CEO for his past services but has recorded compensation expense for these contributed services with an offsetting increase in additional paid-in-capital. Several factors were considered in estimating the amount of contributed services including, the level and type of services provided as well as the amount of compensation received by other senior executives of the Company.

6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The fiscal 1999 income tax provision includes the use of a net operating loss carryforward of $218,684 which was fully reserved for by a valuation allowance at March 31, 1998.

Significant components of the Company's net deferred income taxes are as follows:



                                                                                           Nine months ended
                                                             Years ended March 31             December 31
                                                            1998             1999                1999
                                                     ------------------------------------ -------------------
         Deferred tax assets:
            Depreciation                                 $    1,395     $           -       $          -
            Allowance for bad debts                               -             1,448             52,751
            Deferred compensation (stock options)           219,674           254,881            231,400
            Amortization of intangible assets                     -               751              5,806
            Other                                            38,000            37,630             58,695
            Net operating loss carryforward                 255,545            72,145            731,437
                                                     ------------------------------------ -------------------
         Deferred tax assets                                514,614           366,855          1,080,089
         Less valuation allowance                          (514,614)         (357,663)        (1,033,473)
                                                     ------------------------------------ -------------------
         Total deferred tax assets                                -             9,192             46,616
         Deferred tax liabilities:
            Depreciation                                          -            (9,192)           (46,616)
                                                     ------------------------------------ -------------------
         Total net deferred taxes                        $        -     $           -      $           -
                                                     ==================================== ===================


                     PetMedExpress.com, Inc. and Subsidiary

6. Income Taxes (continued)

Management has determined that a $1,033,473 valuation allowance is necessary at December 31, 1999 since it is unable to conclude based on present circumstances that it is more likely than not that the deferred tax asset will be realized. The change in valuation allowance for the nine months ended December 31, 1999 is $675,810. At December 31, 1999, the Company had net operating loss carryforwards of $1,944,000, of which $1,412,000 relate to the exercise of stock options which will result in an adjustment to equity when the benefit is realized. The net operating loss carryforwards expire in the years 2013 through 2019.

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is as follows:




                                                     Year ended March 31        Nine months ended
                                                                                   December 31
                                             1997            1998            1999              1999
                                       --------------------------------------------------------------------
Tax at U.S. statutory rates                 $(79,831)      $(381,321)       $130,266          $(160,671)
State income taxes, net of federal tax
   benefit                                    (7,633)        (40,574)         14,657            (64,994)
Tax deduction from exercise of stock
options                                            -               -               -           (480,079)
Nondeductible items                              334           1,285           7,017             29,934
Change in valuation allowance                 89,288         425,326        (156,951)           675,810
Other                                         (2,158)         (4,716)          5,011                  -
                                       --------------------------------------------------------------------
                                            $      -       $       -        $      -          $       -
                                       ====================================================================

7. Stock Options

Stock Options Granted to Employees

The Company established the 1998 Stock Option Plan (the Plan) effective July 31, 1998, which provides for the issuance of qualified options to officers, directors and key employees, and nonqualified options to consultants and other service providers. The Company has reserved 3,000,000 shares of common stock for issuance under the Plan. The exercise prices of options issued under the Plan must be equal to or greater than the market price of the Company's

                     PetMedExpress.com, Inc. and Subsidiary

7. Stock Options (continued)

common stock as of the date of issuance. The Company had 1,667,900 options outstanding under the Plan at December 31, 1999. Options issued prior to July 31, 1998 are not included in the Plan.

The weighted average fair value per share of options granted by the Company in fiscal 1998 and 1999 and the nine months ended December 31, 1999 was $.56, $1.03 and $2.83, respectively. There were no options issued or outstanding during fiscal 1997.

A summary of the status of stock options issued by the Company, together with changes during the periods indicated, is presented in the following table.

                                                                                            Nine months ended
                                      Fiscal 1998                  Fiscal 1999              December 31, 1999
                              --------------------------------------------------------------------------------------
                                               Weighted                                                Weighted
                                               Average                       Weighted                   Average
                                               Exercise                       Average                   Exercise
                                  Number      Price Per       Number      Exercise Price     Number    Price Per
                                of Shares       Share       of Shares        Per Share     of Shares     Share
                              --------------------------------------------------------------------------------------
Outstanding at beginning
   of period                             -    $     -         1,410,000      $0.746        3,113,400     $1.222
Granted                          1,410,000      0.746         2,093,400       1.315          554,000       4.60
Exercised                                -          -                 -           -          246,000       1.01
Canceled                                 -          -           390,000       2.736          190,500       3.33
                              --------------------------------------------------------------------------------------
Outstanding at end of period     1,410,000     $0.746         3,113,400      $1.222        3,230,900     $ 1.71
                              ======================================================================================

Exercisable at end of period     1,410,000     $0.746         2,212,500      $0.996        2,121,450     $ 0.99
                              ======================================================================================


                     PetMedExpress.com, Inc. and Subsidiary

7. Stock Options (continued)

The following table sets forth additional information about stock options outstanding at December 31, 1999:



                                                 Weighted Average
       Range of         Number Outstanding as  Remaining Contractual    Weighted Average     Number Exercisable as
    Exercise Prices     of December 31, 1999          Life               Exercise Price      of December 31, 1999
--------------------------------------------------------------------------------------------------------------------
    $0.16 - $2.00              2,613,000            2.91 years                $1.02                  1,940,850
    $2.38 - $4.50                430,900            4.69 years                $5.65                    178,600
    $6.13 - $6.50                187,000            9.38 years                $6.14                      2,000
                       ------------------------     3.52 years                              ------------------------
                               3,230,900                                                             2,121,450

The value of all options granted during fiscal 1998 and 1999 and the nine months ended December 31, 1999, computed using the Black-Scholes option pricing model as prescribed by SFAS No. 123 and the weighted average assumptions as follows. There were no options issued or outstanding during fiscal 1997.


                                                                                         Nine months ended
                                                           Year ended March 31              December 31
                                                          1998              1999               1999
                                                   --------------------------------------------------------
         Risk-free interest rate                         6.00%             6.00%              6.00%
         Expected dividend yield                         0.00%             0.00%              0.00%
         Expected lives                                  1-5               1-5                1-5
         Expected volatility                             .781              .779               .787

Adjustments are made for options forfeited prior to vesting.

                     PetMedExpress.com, Inc. and Subsidiary

7. Stock Options (continued)

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the options' vesting period. The pro forma information follows:

                                                                                         Nine months ended
                                                            Year ended March 31             December 31
                                                          1998              1999                1999
                                                   -----------------------------------  -------------------
         Pro forma net loss                             $(1,262,212)     $   (835,229)         $(795,341)
         Accretion for beneficial conversion
            feature of preferred stock                           --          (771,525)                --
                                                   -----------------------------------  -------------------
         Pro forma net loss available to common
            stockholders                                $(1,262,212)     $ (1,606,754)          (795,341)
                                                   ===================================  ===================
         Pro forma net loss per common share
                                                        $      (.28)     $       (.30)         $    (.12)
                                                   ===================================  ===================

Stock Options and Warrants Granted in Exchange for Services

During fiscal 1998, the Company granted options and warrants to purchase 540,000 shares of common stock at an average exercise price of $1.14 per share in exchange for financial and operational consulting services. The options and warrants were valued at $122,400 of which the Company recognized $67,400 in fiscal 1998 and $55,000 in fiscal 1999 as a general and administrative expense in the accompanying statements of operations. The options and warrants vest immediately and expire in fiscal 2002 and 2003. During the nine months ended December 31, 1999, 240,000 of the options were exercised.

During fiscal 1999, the Company granted options and warrants to purchase 103,500 shares of common stock at an average exercise price of $1.55 per share in exchange for legal and printing services and rent. These services were valued at $99,360 and recorded as a general and administrative expense in the accompanying statements of operations. The options and warrants vest immediately and expire in fiscal 2003.

                     PetMedExpress.com, Inc. and Subsidiary

7. Stock Options (continued)

In November 1999, the Company issued warrants to purchase 75,000 shares of the Company's common stock to a former shareholder in settlement of litigation. The warrants are exercisable at $3.50 per share at any time prior to November 1, 2002. The Company valued the warrants at $140,000 in accordance with SFAS 123. The expense related to this settlement is included in general and administrative expenses in the accompanying statement of operations.

During the nine months ended December 31, 1999, the Company granted warrants to purchase 75,000 shares of its common stock to an investment advisory firm in exchange for services related to future equity transactions. The warrants are exercisable at $3.75 per share at any time prior to November 12, 2004. The Company valued the warrants at $189,750 in accordance with SFAS 123 and has recorded this amount as a prepaid asset at December 31, 1999. Such amount will offset any equity proceeds raised by the investment advisory firm or, in the event no equity is raised, will be expensed accordingly.

Stock Options Granted at Below Market Price

In fiscal 1998, options to purchase 300,000 shares of the Company's common stock were granted to the Company's President and CEO as additional consideration for the initial working capital provided by him to the Company. The options were granted on May 6, 1997 at an exercise price of $0.163 per share while the market value of the common stock at that time was estimated by the Company to be $1.00 per share. As prescribed under APB No. 25, the Company recorded as expense the difference between the option exercise price and the market value of the Company's common stock on the date of grant. Such expense amounted to $251,100 and was included in general and administrative expense in fiscal 1998. In addition, in fiscal 1998 the Company granted 300,000 options to an outside party at an exercise price of $.367 per share. In accordance with SFAS No. 123 the Company computed the fair value of these options as $219,000 and recognized such amount as expense in fiscal 1998. The above options vest immediately and expire on May 6, 2002.

8. Related Party Transactions

In February 1999, the Company borrowed $1,950,000 from the father of the Company's President & CEO to purchase a building and land to be used as the Company's headquarters. The loan was unsecured and carried interest at 15% per annum. The note was renewed as of

                     PetMedExpress.com, Inc. and Subsidiary

8. Related Party Transactions (continued)

March 31, 1999 for a two year period with an annual interest rate of 15% for April 1999, and 12%, thereafter. The note was partially repaid on May 30, 1999, in the amount of $1,500,000 with proceeds from the mortgage on the building and land and the remaining $450,000 balance was repaid in October 1999 with proceeds from borrowings on the Company's Line of Credit. The Company paid interest on the note of $52,890 and $48,894 during fiscal 1999 and the nine months ended December 31, 1999, respectively.

The President and CEO of the Company is the sole owner of South Florida Anesthesia Professionals (SFAP) which rents space in the Company's facilities. SFAP paid rent to the Company of $2,400 and $6,000 and $4,500 for fiscal 1998 and 1999 and the nine months ended December 31, 1999, respectively. SFAP did not rent space from the Company in fiscal 1997.

The Company purchases printing and mailing services from Dynamic
Marketing/Press, Inc. The President and CEO of the Company was vice president of marketing of that company from June 1997 to June 1998. Amounts paid to Dynamic Marketing/Press, Inc. for fiscal 1998 and 1999 and the nine months ended December 31, 1999 were $17,819, $97,856 and $0, respectively. No amounts were paid to Dynamic Marketing/Press, Inc. in fiscal 1997.

9. Earnings Per Share

The Company adopted SFAS No. 128, Earnings per Share, effective March 31, 1998. In accordance with the requirements of SFAS No. 128, basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding and diluted earnings per share reflects the dilutive effects of stock options (as calculated utilizing the treasury stock method) and the equivalent common shares of outstanding convertible preferred stock. Options were not included for fiscal 1997, 1998 and 1999 and the nine months ended December 31, 1999 because their effect would have been anti-dilutive.

                     PetMedExpress.com, Inc. and Subsidiary

10. Valuation and Qualifying Amounts

Activity in the Company's Valuation and Qualifying accounts consists of the following:

                                                                                           Nine months ended
                                                       Year ended March 31                      December 31
                                                1997          1998          1999            1998          1999
                                           ------------------------------------------- ------------------------------
                                                                                        (Unaudited)
Allowance for doubtful accounts:
   Balance at beginning of period            $        -     $       -    $     5,489      $    5,489    $    3,849
   Provision for doubtful accounts                    -         5,489          1,640           1,640       167,052
   Write-offs of uncollectible accounts
     receivable                                       -             -         (3,280)         (3,280)      (30,718)
                                           ------------------------------------------- ------------------------------
   Balance at end of period                  $        -     $   5,489    $     3,849           3,849      $140,183
                                           =========================================== ==============================

Valuation allowance for deferred
  tax assets:
     Balance at beginning of period          $        -     $  89,288    $   514,614      $  514,614      $357,663
     Additions                                   89,288       425,326              -               -       675,810
     Deductions                                       -             -       (156,951)       (156,951)            -
                                           ------------------------------------------- ------------------------------
     Balance at end of period                $   89,288     $ 514,614    $   357,663        $357,663    $1,033,473
                                           =========================================== ==============================

11. Commitments and Contingencies

During the nine months ended December 31, 1999, complaints were filed against the Company by three states in which the Company is licensed to dispense pet medications, by the U.S. Food and Drug Administration (FDA) and Environmental Protection Agency (EPA). In February 2000, the complaints which were filed by the states were settled for fines of $38,500 and costs of $7,671. Management does not believe the disposition of the FDA and EPA complaint's will have a material impact on the results of operations or the financial position of the Company.

Employment Agreements

In April 1998, the Company entered into an employment agreement with its President and Chief Executive Officer. The agreement expires in April 2000 and contains provisions for non-disclosure, severance and benefits, the granting of options, all of which had been granted as of December 31, 1999 and included in
Note 7 and provides for an eighteen month non-compete following termination of the agreement.

                     PetMedExpress.com, Inc. and Subsidiary

11. Commitments and Contingencies (continued)

In January 2000, the Company entered into an employment agreement with its Chief Operating Officer. The agreement expires in January 2002 and contains provisions for non-disclosure, severance and benefits, the granting of 350,000 options at $2.75 per share (the market price on date of grant) and provides for an eighteen month non-compete following termination of the agreement.

12. Impact of Year 2000 (Unaudited)

The Year 2000 issue is the result of certain computer programs being written using two digits rather than four to define the applicable year. Any computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Since January 1, 2000, the Company has experienced no disruption in its systems or those of third parties, or other computer related problems as a result of processing dates beyond 1999. However, there can be no assurances that the Company will not experience Year 2000 related problems in the future.

                                INDEX TO EXHIBITS

Exhibit
Number   Description
------   -----------


3.1      Amended and Restated Articles of Incorporation(1)
3.2      By-Laws(1)
4.1      Form of Warrant issued to Noble International Investments, Inc.(1)
4.2      Specimen common stock certificate(1)
10.1     Amended and Restated Employment Agreement with Marc A. Puleo(1)
10.2     Employment Agreement with Chris Lloyd(2)
10.3     1998 Stock Option Plan(1)
10.4 Loan and Security Agreement dated September 17, 1999 by and between the Company and Southtrust
         Bank, National Association(1)

10.5 Promissory Note for $1,000,000 from the Company to Southtrust Bank, National Association dated September 17, 1999(1)

10.6     Proxy from Double Diamond Trading, Inc. to Marc Puleo(1)
10.7 Security Agreement dated September 17, 1999 by and between the Company and Southtrust Bank, National Association(1)

10.8 Florida Real Estate Mortgage, Assignment of Leases and Rents and Security Agreement dated April 29, 1999 by and between the Company and Southtrust Bank, National Association(1)

10.9 Mortgage Modification Agreement dated September 17, 1999 by and between the Company, Marc A. Puleo and Southtrust Bank, National Association(1)

10.10 Promissory Note for $1,680,000 from the Company to Southtrust Bank, National Association dated April 29, 1999(1)

10.11    Promissory Note for $1,950,000 to Philip Puleo(1)

10.12    [SOUTHTRUST WAIVER](2)
10.13    Professional Services Agreement(2)
16 Letter from Keefe, McCullough & Co. regarding change in certifying accountants(2)
21       Subsidiaries of the registrant(2)

27       Financial Data Schedule(2)

(1) previously filed
(2) filed herewith